Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

NEWALLIANCE BANCSHARES, INC.

AND

NEWALLIANCE BANK

AND

CORNERSTONE BANCORP, INC.

AND

CORNERSTONE BANK

DATED AS OF

April 12, 2005

TABLE OF CONTENTS

AGREEMENT AND PLAN OF MERGER	1
ARTICLE I	2
CERTAIN DEFINITIONS	2
1.1 Certain Definitions	2
ARTICLE II	9
THE MERGER	9
2.1 The Merger	9
2.2 The Bank Merger	9
2.3 Effective Time	9
2.4 Certificate of Incorporation and Bylaws	9
2.5 Directors and Officers of Surviving Corporation	9
2.6 Directors and Officers of Surviving Bank	9
2.7 Additional Actions	10
2.8 Effects of Merger	10
2.9 Possible Alternative Structures	10
ARTICLE III	10
CONVERSION OF SHARES AND OPTIONS	10
3.1 Exchange of CBI Common Stock; Merger Consideration	10
3.2 Proration and Election Procedures	12
3.3 Procedures for Exchange of CBI Common Stock	14
ARTICLE IV	17
REPRESENTATIONS AND WARRANTIES OF CBI AND CORNERSTONE	17
4.1 Capital Structure	17
4.2 Organization, Standing and Authority of CBI	17
4.3 Ownership of CBI Subsidiaries	17
4.4 Organization, Standing and Authority of CBI Subsidiaries	18
4.5 Authorized and Effective Agreement	18
4.6 Securities Documents and Regulatory Reports	20
4.7 Financial Statements	20
4.8 Material Adverse Change	21
4.9 Environmental Matters	21
4.10 Tax Matters	23
4.11 Legal Proceedings	24
4.12 Compliance with Laws	24
4.13 Certain Information	25
4.14 Employee Benefit Plans	25
4.15 Certain Contracts	27
4.16 Brokers and Finders	28
4.17 Insurance	29
4.18 Properties	29
4.19 Labor	29
4.20 Certain Transactions	30
4.21 Fairness Opinion	30
4.22 Loan Portfolio	30

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4.23 Required Vote; Inapplicability of Anti-takeover Statutes	31
4.24 Material Interest of Certain Persons	31
4.25 Joint Ventures	31
4.26 Intellectual Property	31
4.27 Disclosures	32
ARTICLE V	32
REPRESENTATIONS AND WARRANTIES OF NEWALLIANCE AND NAB	32
5.1 Capital Structure	32
5.2 Organization, Standing and Authority of NewAlliance	32
5.3 Organization, Standing and Authority of NewAlliance Subsidiaries	33
5.4 Authorized and Effective Agreement	33
5.5 Regulatory Reports	34
5.6 Financial Statements	35
5.7 Material Adverse Change	35
5.8 Compliance with Laws	36
5.9 Brokers and Finders	36
5.10 Labor	36
5.11 Certain Transactions	37
5.12 Disclosures	37
ARTICLE VI	37
COVENANTS OF CBI AND CORNERSTONE	37
6.1 Conduct of Business	37
6.2 Current Information	42
6.3 Access to Properties and Records	43
6.4 Financial and Other Statements	43
6.5 Maintenance of Insurance	44
6.6 Disclosure Supplements	44
6.7 Consents and Approvals of Third Parties	44
6.8 Reasonable Best Efforts	44
6.9 Failure to Fulfill Conditions	44
6.10 Acquisition Proposals	45
6.11 Board of Directors and Committee Meetings	46
6.12 Reserves and Merger-Related Costs	46
6.13 Transaction Expenses of CBI	47
6.14 Certain Policies of CBI	47
6.15 Amendment of CBI Employee Plans	47
6.16 Cornerstone Bank Severance Plan	48
6.17 Termination of CBI Dividend Reinvestment Plan	48
ARTICLE VII	48
COVENANTS OF NEWALLIANCE AND NAB	48
7.1 Disclosure Supplements	48
7.2 Consents and Approvals of Third Parties	48
7.3 Reasonable Best Efforts	48
7.4 Failure to Fulfill Conditions	48
7.5 Employees and Employee Benefits	48
7.6 Directors and Officers Indemnification and Insurance	51

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7.7 Conduct of Business	52
7.8 Financial and Other Statements	52
7.9 Current Information	53
7.10 Negative Covenants	53
7.11 Access to Properties and Records	53
ARTICLE VIII	54
REGULATORY AND OTHER MATTERS	54
8.1 CBI Special Meeting	54
8.2 Proxy Statement - Prospectus	55
8.3 Regulatory Approvals	56
8.4 Affiliates	56
8.5 Compliance with Anti-Trust Laws	56
8.6 Execution of Bank Merger Agreement	57
ARTICLE IX	57
CLOSING CONDITIONS	57
9.1 Conditions to Each Party’s Obligations under this Agreement	57
9.2 Conditions to Obligations of NewAlliance under this Agreement	58
9.3 Conditions to Obligations of CBI under this Agreement	59
9.4 Conditions to the Obligation of CBI to Pay Severance Payments Under Section 6.1.1 Above	60
ARTICLE X	60
THE CLOSING	60
10.1 Time and Place	60
10.2 Deliveries at the Closing	60
ARTICLE XI	61
TERMINATION, AMENDMENT AND WAIVER	61
11.1 Termination	61
11.2 Effect of Termination	64
11.3 Amendment, Extension and Waiver	65
ARTICLE XII	66
MISCELLANEOUS	66
12.1 Confidentiality	66
12.2 Public Announcements	66
12.3 Survival	66
12.4 Notices	66
12.5 Parties in Interest	67
12.6 Complete Agreement	67
12.7 Counterparts	67
12.8 Severability	67
12.9 Governing Law	68
12.10 Interpretation	68
12.11 Specific Performance	68

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (the “Agreement”) dated as of April 12, 2005 is by and among NEWALLIANCE BANCSHARES, INC. a Delaware Corporation (“NewAlliance”), NEWALLIANCE BANK, a Connecticut chartered savings bank and wholly owned subsidiary of NewAlliance (“NAB”), CORNERSTONE BANCORP, INC., a Connecticut corporation (“CBI”), and CORNERSTONE BANK, a Connecticut chartered savings bank and wholly-owned subsidiary of CBI (“Cornerstone”).

W I T N E S S E T H:

WHEREAS, the Boards of Directors of NewAlliance, NAB, CBI and Cornerstone have determined that it is in the best interest of their respective companies and shareholders to consummate the business combination transactions provided for herein whereby, subject to the terms and conditions set forth herein:

CBI will merge with and into NewAlliance, with NewAlliance being the surviving entity (the “Merger”); and

Prior to the consummation of the Merger, NAB and Cornerstone will enter into a merger agreement, in the form attached hereto as Exhibit A (the “Bank Merger Agreement”) pursuant to which Cornerstone will merge with and into NAB, with NAB being the surviving entity (the “Bank Merger”), which Bank Merger shall be consummated immediately following the Merger;

WHEREAS, all of the directors of CBI have agreed, in their capacities as shareholders of CBI, to vote their shares of CBI Common Stock in favor of this Agreement pursuant to separate voting agreements entered into by and between each such director and NewAlliance prior to or on the date hereof in the form attached hereto as Exhibit B; and

WHEREAS, the parties hereto desire to make certain representations, warranties and agreements in connection with the business combination transactions described in this Agreement and to prescribe certain conditions thereto.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1 Certain Definitions. As used in this Agreement, the following terms have the following meanings, unless the context otherwise requires (both here and throughout this Agreement, references to Articles and Sections refer to Articles and Sections of this Agreement).

“Acquisition Agreement” shall have the meaning set forth in Section 11.1.9 hereof.

“Acquisition Proposal” means any proposal or offer with respect to any of the following (other than the transactions contemplated hereunder) involving CBI or any CBI Subsidiaries: (i) any merger, consolidation, share exchange, business combination or other similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 25% or more of its consolidated assets in a single transaction or series of transactions; (iii) any tender offer or exchange offer for 25% or more of the outstanding shares of its capital stock or the filing of a registration statement under the Securities Act in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

“Acquisition Transaction” means any of the following (other than the transactions contemplated hereunder) involving CBI or any CBI Subsidiaries: (i) any merger, consolidation, share exchange, business combination or other similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 25% or more of its consolidated assets in a single transaction or series of transactions; or (iii) any tender offer or exchange offer for 25% or more of the outstanding shares of its capital stock or the filing of a registration statement under the Securities Act in connection therewith.

“Affiliate” shall mean, with respect to a Person, any Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person.

“AMEX” shall mean the American Stock Exchange.

“Average Closing Price” of NewAlliance Common Stock shall mean the arithmetic mean of the daily closing sales prices per share of NewAlliance Common Stock reported on the NYSE Composite Transaction Tape (as reported by the Wall Street Journal or, if not reported thereby, another authoritative source) for the five consecutive NYSE trading days ending at the close of trading on the Determination Date.

“Banking Law” shall mean the Banking Law of Connecticut, CGS §36a-1 et seq., as amended.

“Bank Merger” shall have the meaning set forth in the Recitals hereto.

“Bank Merger Agreement” shall have the meaning set forth in the Recitals hereto.

“Bank Regulator” shall mean any federal or state banking regulator that regulates NAB or Cornerstone, or any of their respective holding companies or subsidiaries, as the case may be, including but not limited to the FDIC, the Department, and the FRB.

“BIF” shall mean Bank Insurance Fund administered by the FDIC.

“BHCA” shall mean Bank Holding Company Act of 1956, as amended.

“Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the U.S. Government or any day on which banking institutions in the State of Connecticut are authorized or obligated to close.

“Cash Election Consideration” shall have the meaning set forth in Section 3.1.3 hereof.

“Cash Election Price” shall have the meaning set forth in Section 3.1.3 hereof.

“CBI” shall mean Cornerstone Bancorp, Inc., a Connecticut corporation with its principal office located at 550 Summer Street, Stamford, Connecticut 06901.

“CBI Common Stock” shall mean the common stock, par value $.01 per share, of CBI.

“CBI Disclosure Schedule” shall mean a written, signed disclosure schedule delivered by CBI to NewAlliance specifically referring to the appropriate section of this Agreement and describing in reasonable detail the matters contained therein.

“CBI Employee Plan(s)” shall mean all stock option, employee stock purchase, stock bonus and any other stock-based plans, qualified pension or profit-sharing plans, any deferred compensation, non-qualified plan or arrangement, supplemental retirement, consultant, bonus or group insurance contract or any other material incentive, health and welfare or employee benefit plan or agreement maintained for the benefit of any of the employees or former employees or directors of CBI or any CBI Subsidiary, whether written or oral as in effect at the time of the execution of this Agreement.

“CBI Executive Officer and Director Agreements” shall mean the CBI and Cornerstone Employment Agreements, the CBI Change in Control Agreement, the Cornerstone Salary Continuation Agreements, the CBI Director Compensation Plan, and the CBI Stock Plans.

“CBI Financial Statements” shall mean (i) the audited consolidated balance sheets (including related notes and schedules, if any) of CBI as of December 31, 2004, 2003 and 2002 and the consolidated statements of operations, changes in shareholders’ equity and cash flows (including related notes and schedules, if any) of CBI for each of the three (3) years ended 2004, 2003 and 2002 as filed by CBI in its Securities Documents.

“CBI Option Plans” shall mean the CBI 1986 Incentive and Non-Qualified Stock Option Plan and the CBI 1996 Stock Plan.

“CBI Stock Plans” shall mean the CBI Option Plans and the 2001 Restricted Stock Plan.

“CBI Subsidiary” shall mean a Subsidiary controlled by CBI.

“Certificate” shall mean certificates evidencing shares of CBI Common Stock.

“CGS” shall mean the Connecticut General Statutes, as amended.

“Closing” shall have the meaning set forth in Section 2.3 hereof

“Closing Date” shall have the meaning set forth in Section 2.3 hereof.

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreements” shall mean the confidentiality agreements referred to in Section 12.1 of this Agreement.

“Continuing Employee” shall have the meaning set forth in Section 7.5.2 hereof.

“Cornerstone” shall mean Cornerstone Bank, a Connecticut-chartered savings bank with its principal offices located at 550 Summer Street, Stamford, Connecticut 06901.

“DGCL” shall mean the Delaware General Corporation Law, as amended.

“Department” shall mean the Connecticut Department of Banking.

“Determination Date” shall mean the date on which the last required approval of a Governmental Entity is obtained with respect to the Merger, without regard to any requisite waiting period.

“DOJ” shall mean the United States Department of Justice.

“Effective Date” shall mean the date on which the Effective Time occurs.

“Effective Time” shall mean the date and time specified pursuant to Section 2.3 hereof as the effective time of the Merger.

“Environmental Laws” means any applicable federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any governmental entity relating to (1) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (2) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Materials of Environment Concern. The term Environmental Law includes without limitation (a) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. §9601, et seq.; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. §6901, et seq.; the Clean Air Act, as amended, 42 U.S.C. §7401, et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. §1251, et seq.; the Toxic Substances Control Act, as amended, 15 U.S.C. §9601, et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. §1101, et seq.; the Safe Drinking Water Act, 42 U.S.C. §300f, et seq.; the Connecticut Transfer Act, CGS §22a-134 et seq.; and all applicable comparable state and local laws, and (b) any common law (including without limitation common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to the presence of or exposure to any Materials of Environmental Concern.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Agent” shall mean American Stock Transfer and Trust Company or another reputable exchange agent designated by NewAlliance and reasonably acceptable to CBI, which shall act as agent for NewAlliance in connection with the exchange procedures for converting Certificates and Options into the Merger Consideration.

“Exchange Fund” shall have the meaning set forth in Section 3.3.1 hereof.

“FDIA” shall mean the Federal Deposit Insurance Act, as amended.

“FDIC” shall mean the Federal Deposit Insurance Corporation or any successor thereto.

“Fill Option” shall have the meaning set forth in Section 11.1.10 hereof.

“Final Index Price” shall mean the market-weighted closing prices of the members of the Index Group for the same trading days used in calculating the Average Closing Price.

“Fractional Share Consideration” shall have the meaning set forth in Section 3.1.5 hereof.

“FRB” shall mean the Board of Governors of the Federal Reserve System or any successor thereto.

“GAAP” shall mean accounting principles generally accepted in the United States of America.

“Governmental Entity” shall mean any federal or state court, administrative agency or commission or other governmental authority or instrumentality.

“HOLA” means the Home Owners’ Loan Act.

“Index Group” shall mean The SNL Thrift Index.

“Initial Index Price” shall mean the market-weighted closing prices of the members of the Index Group on the date hereof, as published by SNL Financial.

“Intellectual Property” shall have the meaning set forth in Section 4.26 hereof.

“Joint Venture” shall mean any limited partnership, joint venture, corporation, or venture capital investment.

“Knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) shall mean those facts that are known, or reasonably should have been known, by the executive officers and directors of such Person (in the ordinary performance of their duties without additional inquiry specific to this Agreement), and includes any facts, matters or circumstances set forth in any written notice from any bank regulatory agencies or any other material written notice received by that Person.

“Loan Property” shall have the meaning set forth in Section 4.9.2 hereof.

“Material Adverse Effect” shall mean, with respect to CBI or NewAlliance, respectively, any effect that (i) is material and adverse to the financial condition, results of operations or business of CBI and its Subsidiaries taken as a whole, or NewAlliance and its Subsidiaries taken as a whole, respectively, or (ii) materially impairs the ability of either CBI, on the one hand, or NewAlliance, on the other hand, to consummate the transactions contemplated by this Agreement; provided that “Material Adverse Effect” shall not be deemed to include the impact of (a) changes in laws and regulations affecting banks generally, (b) changes in GAAP or regulatory accounting principles generally applicable to banks and their holding companies, (c) actions and omissions of a party (or any of its Subsidiaries) taken with the prior written consent of the other party, and (d) the direct effects of compliance with this Agreement on the operating performance of the parties, including expenses incurred by the parties hereto in consummating the transactions contemplated in this Agreement.

“Materials of Environmental Concern” shall mean petroleum and petroleum products, byproducts or breakdown products, radioactive materials, asbestos-containing materials and polychlorinated biphenyls and any other chemicals, materials or substances regulated at the Effective Time as toxic or hazardous or as a pollutant, contaminant or waste under any applicable Environmental Laws.

“Maximum Premium Amount” shall have the meaning set forth in Section 7.6.1 hereof.

“Merger” shall have the meaning set forth in the Recitals hereto.

“Merger Consideration” shall mean the consideration paid by NewAlliance to holders of CBI Common Stock and Options under Section 3.1 hereof.

“Merger Registration Statement” shall have the meaning set forth in Section 7.6.1 hereto.

“NASDAQ” shall mean the National Association of Securities Dealers Automatic Quotation System, f/k/a “National Market”, and now know as “The NASDAQ Stock Market.”

“NewAlliance” shall mean NewAlliance Bancshares, Inc., a Delaware corporation with its principal office at 195 Church Street, New Haven, Connecticut 06510 which shall be the surviving corporation in the Merger.

“NewAlliance Amendment” shall have the meaning set forth in Section 6.10(b) hereof.

“NAB” shall mean NewAlliance Bank, a Connecticut-chartered stock savings bank with its principal offices located at 195 Church Street, New Haven, Connecticut 06510.

“NewAlliance Common Stock” shall mean the common stock, par value $0.01 per share, of NewAlliance.

“NewAlliance Disclosure Schedule” shall mean a written, signed disclosure schedule delivered by NewAlliance specifically referring to the appropriate section of this Agreement and describing in reasonable detail the matters contained therein.

“NewAlliance Employee Plan(s)” shall mean all qualified pension or profit-sharing plans, any deferred compensation, non-qualified plan or arrangement, supplemental retirement, consultant, bonus or group insurance contract or any other incentive, health and welfare or employee benefit plan or agreement maintained for the benefit of any of the employees or former employees or directors of NewAlliance or any NewAlliance Subsidiary, whether written or oral as in effect at the time of the execution of this Agreement.

“NewAlliance Financial Statements” shall mean the unaudited interim and audited consolidated financial statements of NewAlliance, as of the end of each calendar quarter and fiscal year, respectively, following March 31, 2004 as filed by NewAlliance in its Securities Documents.

“NewAlliance Ratio” shall have the meaning set forth in Section 11.1.10 hereof.

“NewAlliance Starting Price” of NewAlliance Common Stock shall mean the arithmetic mean of the daily closing sales prices per share of NewAlliance Common Stock reported on the NYSE Composite Transaction Tape (as reported by the Wall Street Journal or, if not reported thereby, another authoritative source) for the fifteen (15) consecutive NYSE trading days ending at the close of trading on the date prior to the date hereof.

“NewAlliance Subsidiary” shall mean a Subsidiary controlled by NewAlliance.

“NYSE” shall mean the New York Stock Exchange, Inc.

“Option Consideration” shall have the meaning set forth in Section 3.1.4 hereof.

“Options” shall mean options to purchase shares of CBI Common Stock granted pursuant to the CBI Option Plans as set forth in Section 4.1 of the CBI Disclosure Schedule.

“Participation Facility” shall have the meaning set forth in Section 4.9.2 hereof.

“PBGC” shall mean the Pension Benefit Guaranty Corporation, or any successor thereto.

“PCAOB” shall mean the Public Company Accounting Oversight Board.

“Person” shall mean any individual, corporation, partnership, joint venture, association, trust or “group” (as that term is defined under the Exchange Act).

“Proxy Statement-Prospectus” shall have the meaning set forth in Section 8.2.1 hereof.

“Rights” shall mean warrants, options, rights, convertible securities, stock appreciation rights and other arrangements or commitments that obligate an entity to issue or dispose of any of its capital stock or other ownership interests or that provide for compensation based on the equity appreciation of its capital stock.

“SEC” shall mean the Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Securities Documents” shall mean all reports, offering circulars, proxy statements, registration statements and all similar documents filed, or required to be filed, pursuant to the Securities Laws, provided, however, that SEC Forms 3, 4, 5 and 144 and Schedules 13D and 13G shall not be deemed to be Securities Documents.

“Securities Laws” shall mean the Securities Act; the Exchange Act; the Investment Company Act of 1940, as amended; the Investment Advisers Act of 1940, as amended; the Trust Indenture Act of 1939, as amended; and the rules and regulations of the SEC promulgated thereunder.

“Stock Conversion Number” shall have the meaning set forth in Section 3.2 hereof.

“Stock Election Price” shall have the meaning set forth in Section 3.1.2 hereof.

“Stock Election Consideration” shall have the meaning set forth in Section 3.1.2 hereof.

“Stock Merger Consideration” shall have the meaning set forth in Section 3.1.5 hereof.

“Subsidiary” shall have the meaning set forth in Rule 1-02 of Regulation S-X of the SEC.

“Superior Proposal” shall have the meaning set forth in Section 6.10 hereof.

“Surviving Bank” shall mean NAB as the resulting institution of the Bank Merger.

“Surviving Corporation” shall have the meaning set forth in Section 2.1 hereof.

“Tax” shall have the meaning set forth in Section 4.10.5 hereof.

“Tax Return” shall have the meaning set forth in Section 4.10.5 hereof.

“Termination Date” shall mean February 28, 2006.

Other terms used herein are defined in the preamble and elsewhere in this Agreement.

ARTICLE II

THE MERGER

2.1 The Merger. As promptly as practicable following the satisfaction or waiver of the conditions to each party’s respective obligations hereunder, and subject to the terms and conditions of this Agreement, at the Effective Time the Merger will be consummated by the merger of CBI with and into NewAlliance, with NewAlliance as the surviving corporation (the “Surviving Corporation”) in accordance with the provisions of the DGCL. At the Effective Time of the Merger, each share of CBI Common Stock and each Option will be converted into the right to receive the Merger Consideration, as applicable, pursuant to the terms of Article III hereof. The parties agree that the target date for the Effective Time is January 2, 2006.

2.2 The Bank Merger. The Bank Merger shall be consummated immediately following the Merger.

2.3 Effective Time. The Merger shall be effected by the filing of a certificate of merger with the Delaware Office of the Secretary of State on the day of the closing (“Closing Date”), in accordance with the DGCL (the “Closing”). The “Effective Time” of the Merger shall be the close of business on the date that the certificate of merger as to the Merger is filed with the Delaware Office of the Secretary of State, or as otherwise stated in such certificate of merger.

2.4 Certificate of Incorporation and Bylaws. The Certificate of Incorporation and Bylaws of NewAlliance as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation and Bylaws of the Surviving Corporation until thereafter amended as provided therein and by applicable law.

2.5 Directors and Officers of Surviving Corporation. The directors of the Surviving Corporation immediately after the Effective Time shall be the directors of NewAlliance immediately prior to the Effective Time. The officers of NewAlliance immediately prior to the Effective Time shall be the officers of the Surviving Corporation immediately after the Effective Time.

2.6 Directors and Officers of Surviving Bank. The directors of NAB immediately after the Effective Time shall be the directors of NAB immediately prior to the Effective Time. The officers of NAB immediately prior to the Effective Time, together with any additional officers of Cornerstone as the directors of NAB may appoint, shall be the officers of the Surviving Bank immediately after the Effective Time.

2.7 Additional Actions. If, at any time after the Effective Time, the Surviving Corporation or the Surviving Bank shall consider or be advised that any further assignments or assurances in law or any other acts are necessary or desirable (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation or the Surviving Bank, title to and possession of any property or right of CBI (or Cornerstone) acquired or to be acquired by reason of, or as a result of, the Merger or Bank Merger, or (b) otherwise to carry out the purposes of this Agreement, CBI, Cornerstone and their officers and directors shall be deemed to have granted to the Surviving Corporation and Surviving Bank an irrevocable power of attorney to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such property or rights in the Surviving Corporation or the Surviving Bank and otherwise to carry out the purposes of this Agreement; and the officers and directors of the Surviving Corporation and the Surviving Bank are fully authorized in the name of CBI, Cornerstone or otherwise to take any and all such action.

2.8 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the DGCL with respect to NewAlliance and CBI, and the Bank Merger shall have the effects set forth in Banking Law with respect to NAB and Cornerstone.

2.9 Possible Alternative Structures. Prior to the Effective Time, NAB shall be entitled to revise the structure of the Merger and/or the Bank Merger described in Section 2.1 hereof and the Recitals hereto, provided that (i) there are no adverse federal or state income tax consequences to CBI and its shareholders as a result of the modification; (ii) the consideration to be paid to the holders of CBI Common Stock and Options under this Agreement is not thereby changed in kind or reduced in amount; (iii) there are no adverse changes to the benefits and other arrangements provided to or on behalf of CBI’s directors, officers and other employees; and (iv) such modification will not delay materially or jeopardize receipt of any required regulatory approvals or non-objection of any Governmental Entity.

ARTICLE III

CONVERSION OF SHARES AND OPTIONS

3.1 Exchange of CBI Common Stock; Merger Consideration. At the Effective Time, by virtue of the Merger and without any action on the part of NewAlliance, NAB, CBI, Cornerstone or the holders of any of the shares of CBI Common Stock, the Merger shall be effected in accordance with the following terms:

3.1.1 All shares of CBI Common Stock held in the treasury of CBI and each share of CBI Common Stock owned by NewAlliance or any direct or indirect wholly owned subsidiary of NewAlliance or of CBI immediately prior to the Effective Time (other than shares held in a fiduciary capacity or in connection with debts previously contracted) shall, at the Effective Time, cease to exist, and the certificates for such shares shall be canceled as promptly as practicable thereafter, and no payment or distribution shall be made in consideration therefore.

3.1.2 Each outstanding share of CBI Common Stock that under the terms of Section 3.2 is to be converted into the right to receive shares of NewAlliance Common Stock (the “Stock Election Consideration”) shall, subject to the provisions of Section 3.3 generally, be converted into and become the right to receive from NewAlliance 2.518 shares of NewAlliance Common Stock (the “Stock Election Price”).

3.1.3 Each outstanding share of CBI Common Stock that under the terms of Section 3.2 is to be converted into the right to receive cash (the “Cash Election Consideration”) shall, subject to the provisions of Section 3.1.7, be converted into the right to receive a cash payment of thirty five ($35.00) dollars (the “Cash Election Price”).

3.1.4 Each Option which remains issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without regard to any future vesting date thereof, be cancelled and converted into the right to receive a cash payment in an amount determined by multiplying (i) the positive difference, if any, between the Cash Election Price and the exercise price of such Option for each share of CBI Common Stock subject to such Option (the “Option Price”) by (ii) the number of shares of CBI Common Stock subject to such Option (this quotient shall be referred to as the “Option Consideration”).

The payment of the Option Consideration referred to in this Section 3.1.4 to each holder of an Option shall be subject to such holder executing such instruments of cancellation, as NewAlliance and CBI may reasonably deem appropriate. NewAlliance, NAB, CBI or Cornerstone shall make necessary tax withholdings from the Option Consideration, as they deem appropriate.

3.1.5 Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of NewAlliance Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to NewAlliance Common Stock shall be payable on or with respect to any fractional share interest, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of NewAlliance. In lieu of the issuance of any such fractional share, NewAlliance shall pay to each former holder of CBI Common Stock who otherwise would be entitled to receive a fractional share of NewAlliance Common Stock, an amount in cash determined by multiplying the Cash Election Price by the fraction of a share of NewAlliance Common Stock which such holder would otherwise be entitled to receive pursuant to Section 3.1.3 hereof (the “Fractional Share Consideration”). No interest will be paid on the cash that the holders of such fractional shares shall be entitled to receive upon such delivery. For purposes of determining any fractional share interest, all shares of CBI Common Stock owned by a CBI shareholder shall be combined so as to calculate the maximum number of whole shares of NewAlliance Common Stock issuable to such CBI shareholder.

The Stock Election Consideration, the Cash Election Consideration and the Fractional Share Consideration shall be referred to as the “Stock Merger Consideration,” and the Stock Merger Consideration and the Option Consideration are sometimes referred to collectively as the “Merger Consideration.”

3.1.6 After the Effective Time, shares of CBI Common Stock shall be no longer outstanding and shall automatically be canceled and shall cease to exist, and shall thereafter by operation of this Section 3.1.6 be a right to receive the Merger Consideration.

3.1.7 Notwithstanding any other provision of this Agreement to the contrary, if the tax opinion referred to in Section 9.1.5 cannot be rendered because the counsel charged with providing such opinion reasonably determines that the Merger may not satisfy the continuity of interest requirements applicable to reorganizations under Section 368(a) of the Code, then NewAlliance shall reduce the aggregate number of Cash Election Shares, and thereby the aggregate Cash Election Consideration, by the minimum extent necessary to enable such tax opinion to be rendered, and correspondingly increase the aggregate number of shares of CBI Common Stock to be converted into the Stock Election Price.

3.1.8 Each unvested restricted share of CBI Common Stock granted under the CBI Stock Plans which is outstanding immediately prior to the Effective Time shall vest and become free of restrictions at the close of business on the day immediately preceding the Effective Date or such earlier date as may be agreed to by NewAlliance.

3.2 Proration and Election Procedures. The Parties acknowledge that for United States income tax purposes it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Code, and this Agreement is intended to be and is adopted as a plan of reorganization within the meaning of Section 368 of the Code. Consistent with that intent, notwithstanding any provision of this Agreement to the contrary, the aggregate Merger Consideration payable to all holders of CBI Common Stock shall include such number of shares of NewAlliance Common Stock as is necessary in order that the aggregate number of shares of CBI Common Stock exchanged through the Merger for shares of NewAlliance Common Stock is seventy percent (70%) of the aggregate of (i) the total number of shares of CBI Common Stock issued and outstanding and (ii) the total number of shares of CBI Common Stock subject to Options immediately prior to the Effective Time (the “Stock Conversion Number”). Subject to the Stock Conversion Number, holders of CBI Common Stock may elect to receive shares of NewAlliance Common Stock or the Cash Election Price in exchange for their shares of CBI Common Stock in accordance with the following procedures.

3.2.1 An election form (“Election Form”) will be sent by NewAlliance no later than fifteen (15) Business Days and no earlier than thirty (30) Business Days prior to the expected Effective Time (provided that it need not be sent until the approvals from the Bank Regulators as set forth in Section 8.3 have been obtained) to each holder of record of CBI Common Stock permitting such holder (or in the case of nominee record holders, the beneficial owner through proper instructions and documentation) to elect to receive, subject to the pro-ration procedures described in Section 3.2.2, (i) all NewAlliance Common Stock with respect to each share of such holder’s CBI Common Stock, as provided herein (the “Stock

Election Shares”); (ii) all cash with respect to each share of such holder’s CBI Common Stock, as provided herein (the “Cash Election Shares”) or (iii) a combination of Stock Merger Consideration consisting of 70% Stock Election Consideration and 30% Cash Election Consideration with respect to each share of such holder’s CBI Common Stock, as provided herein. Any shares of CBI Common Stock with respect to which the holder thereof shall not, as of the Election Deadline, have made such an election by submission to the Exchange Agent on an effective, properly completed Election Form (“Non-Election Shares”) shall be deemed to have elected the Cash Election Consideration and shall be converted into the Cash Election Price in accordance with Section 3.1.3, subject to the pro-ration procedures described in Section 3.2.2.

3.2.2 The term “Election Deadline”, as used below, shall mean 5:00 p.m., Eastern time, on the fifteenth (15th) Business Day following but not including the date of mailing of the Election Form or such other date as NewAlliance and CBI shall mutually agree upon, provided in any event, the Election Deadline shall be at or before the Effective Time. Any election to receive NewAlliance Common Stock or cash shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. Any Election Form may be revoked or changed by the person submitting such Election Form to the Exchange Agent by written notice to the Exchange Agent only if such notice is actually received, including by facsimile, by the Exchange Agent at or prior to the Election Deadline. The Certificate or Certificates representing CBI Common Stock relating to any revoked Election Form shall be promptly returned without charge to the person submitting the Election Form to the Exchange Agent. The Exchange Agent shall have discretion to determine when any election, modification or revocation is received and whether any such election, modification or revocation has been properly made. Within five (5) Business Days after the Election Deadline, the Exchange Agent shall calculate the allocation, if any, among holders of CBI Common Stock of rights to receive the Stock Election Price and the Cash Election Price as follows:

If the number of Stock Election Shares does not equal the Stock Conversion Number, then the Stock Election Shares and the Cash Election Shares will be converted into the right to receive NewAlliance Common Stock and cash in the following manner:

(a) If the aggregate number of Stock Election Shares (the “Stock Election Number”) exceeds the Stock Conversion Number, then all CBI Cash Election Shares and all Non-Election Shares of each holder thereof shall be converted into the right to receive the Cash Consideration, and Stock Election Shares of each holder thereof will be converted into the right to receive the Stock Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) a fraction, the numerator of which is the Stock Conversion Number and the denominator of which is the Stock Election Number, with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Cash Election Consideration; and

(b) If the Stock Election Number is less than the Stock Conversion Number (the amount by which the Stock Conversion Number exceeds the Stock Election Number being referred to herein as the “Shortfall Number”), then all Stock Election Shares shall be converted into the right to receive the Stock Consideration and the Non-Election Shares and Cash Election Shares shall be treated in the following manner:

(i) If the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Cash Election Shares shall be converted into the right to receive the Cash Election Consideration and the Non-Election Shares of each holder thereof shall be converted into the right to receive the Stock Consideration in respect of that number of Non-Election Shares equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares, with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Cash Election Consideration; or

(ii) If the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Stock Election Consideration, and Cash Election Shares of each holder thereof shall be converted into the right to receive the Stock Election Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which (1) the Shortfall Number exceeds (2) the total number of Non-Election Shares and the denominator of which is the total number of Cash Election Shares, with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Cash Election Consideration.

3.3 Procedures for Exchange of CBI Common Stock.

3.3.1 NewAlliance to Make Merger Consideration Available. At or before the Effective Time, NewAlliance shall deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the holders of CBI Common Stock, for exchange in accordance with this Section 3.3, certificates representing the shares of NewAlliance Common Stock sufficient to pay the Stock Election Price and an estimated amount of cash sufficient to pay the aggregate Option Consideration, the aggregate Cash Election Consideration and the aggregate Fractional Share Consideration payable hereunder (such cash and certificates for shares of NewAlliance Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”).

3.3.2 Exchange of Certificates. Within five (5) business days after the Effective Time, NewAlliance shall take all steps necessary to cause the Exchange Agent to mail to each holder of a Certificate or Certificates, a form letter of transmittal for return to the Exchange Agent and instructions for use in effecting the surrender of the Certificates for, as the case may be, certificates representing the shares of NewAlliance Common Stock, cash in respect of the Cash Election Price, and cash in respect of the Fractional Share Price. The letter of transmittal (which shall be subject to the reasonable approval of CBI) shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent. Upon proper surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with a properly completed letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefore, as applicable, (i) a certificate representing that number of shares (if any) of NewAlliance Common Stock to which such former holder of CBI Common Stock shall have become entitled pursuant to the provisions of Section 3.1.2 hereof, (ii) a check representing that amount of cash (if any) to which such former holder of CBI Common Stock shall have become entitled in respect of the Cash Election Price pursuant to the provisions of Section 3.1.3 hereof, and (iii) a check representing the amount of cash (if any) payable in respect of the Fractional Share Price, which such former holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of Section 3.1.5, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the cash payable in lieu of fractional shares. Certificates surrendered for exchange by any person who is an “affiliate” of CBI for purposes of Rule 145(c) under the Securities Act shall not be exchanged for certificates representing shares of NewAlliance Common Stock until NewAlliance has received the written agreement of such person contemplated by Section 8.4 hereof.

3.3.3 Rights of Certificate Holders after the Effective Time. The holder of a Certificate that prior to the Merger represented issued and outstanding CBI Common Stock shall have no rights, after the Effective Time, with respect to such CBI Common Stock except to surrender the Certificate in exchange for the Merger Consideration as provided in this Agreement. No dividends or other distributions declared after the Effective Time with respect to NewAlliance Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with Section 3.3. After the surrender of a Certificate in accordance with Section 3.3, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of NewAlliance Common Stock represented by such Certificate.

3.3.4 Surrender by Person Other than Record Holders. If the Person surrendering a Certificate and signing the accompanying letter of transmittal is not the record holder thereof, then it shall be a condition of the payment of the Stock Merger Consideration that: (i) such Certificate is properly endorsed to such Person or is accompanied by appropriate stock powers, in either case signed exactly as the name of the record holder appears on such Certificate, and is otherwise in proper form for transfer, or is accompanied by appropriate evidence of the authority of the Person surrendering such Certificate and signing the letter of transmittal to do so on behalf of the record holder; and (ii) the Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the payment to a person other than the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

3.3.5 Closing of Transfer Books. From and after the Effective Time, there shall be no transfers on the stock transfer books of CBI of the CBI Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be exchanged for the Merger Consideration and canceled as provided in this Section 3.3.

3.3.6 Return of Exchange Fund. At any time following the twelve (12) month period after the Effective Time, NewAlliance shall be entitled to require the Exchange Agent to deliver to it any portions of the Exchange Fund which had been made available to the Exchange Agent and not disbursed to holders of Certificates (including, without limitation, all interest and other income received by the Exchange Agent in respect of all funds made available to it), and thereafter such holders shall be entitled to look to NewAlliance (subject to abandoned property, escheat and other similar laws) with respect to any Merger Consideration that may be payable upon due surrender of the Certificates held by them. Notwithstanding the foregoing, neither NewAlliance nor the Exchange Agent shall be liable to any holder of a Certificate for any Merger Consideration delivered in respect of such Certificate to a public official pursuant to any abandoned property, escheat or other similar law.

3.3.7 Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by NewAlliance, the posting by such person of a bond in such amount as NewAlliance may reasonably direct as indemnity against any claim that may be made against it with respect to such Certificate, NewAlliance or the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof.

3.3.8 Withholding. NewAlliance or the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement or the transactions contemplated hereby to any holder of CBI Common Stock such amounts as NewAlliance (or any Affiliate thereof) or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of U.S. federal, state, local or non-U.S. tax law. To the extent that such amounts are properly withheld by NewAlliance or the Exchange Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the CBI Common Stock in respect of whom such deduction and withholding were made by NewAlliance or the Exchange Agent.

3.3.9 Payment of Option Consideration. Immediately prior to the Effective Time, CBI, subject to a review of the calculation by NewAlliance, shall issue and deliver a check representing the Option Price to the holders of the Options, all of which Options shall have been cancelled in connection with Section 3.1.4 above.

3.3.10 Reservation of Shares. Effective upon the date of this Agreement, NewAlliance shall reserve for issuance a sufficient number of shares of the NewAlliance Common Stock for the purpose of issuing shares of NewAlliance Common Stock to the CBI shareholders in accordance with this Article III.

3.3.11 Listing of Additional Shares. Prior to the Effective Time, NewAlliance shall notify the NYSE of the additional shares of NewAlliance Common Stock to be issued by NewAlliance in exchange for the shares of CBI Common Stock.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

CBI AND CORNERSTONE

CBI and Cornerstone represent and warrant to NewAlliance and NAB that the statements contained in this Article IV are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article IV), except as set forth in the CBI DISCLOSURE SCHEDULE delivered by CBI to NewAlliance on the date hereof, and except as to any representation or warranty which specifically relates to an earlier date, provided, however, that Cornerstone’s representations and warranties made herein are limited to only representations and warranties with respect to Cornerstone.

4.1 Capital Structure. The authorized capital stock of CBI consists of 5 million shares of common stock, par value $0.01 per share. As of the date of this Agreement, 1,272,433 shares of CBI Common Stock are issued and outstanding and 41,386 shares of CBI Common Stock are directly or indirectly held by CBI as treasury stock. All outstanding shares of CBI Common Stock have been duly authorized and validly issued and are fully paid and non-assessable, and none of the outstanding shares of CBI Common Stock has been issued in violation of the preemptive rights of any person, firm or entity. Except for the CBI Option Plans pursuant to which there are outstanding options to acquire 177,305 shares of CBI Common Stock, a schedule of which is set forth in Section 4.1 of the CBI DISCLOSURE SCHEDULE, and the CBI Dividend Reinvestment Plan pursuant to which no more than 1,500 shares of CBI Common Stock may be issued within thirty (30) days following the actions by CBI to terminate the plan pursuant to Section 6.17, there are no Rights authorized, issued or outstanding with respect to or relating to the capital stock of CBI.

4.2 Organization, Standing and Authority of CBI. CBI is a corporation duly organized, validly existing and in good standing under the laws of the State of Connecticut with full corporate power and authority to own or lease all of its properties and assets and to carry on its business as now conducted, and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which its ownership or leasing of property or the conduct of its business requires such licensing or qualification except where the failure to be so licensed or qualified would not have a Material Adverse Effect on CBI. CBI is duly registered as a bank holding company under the BHCA. CBI has heretofore delivered to NewAlliance and has included as Section 4.2 of the CBI DISCLOSURE SCHEDULE true, complete and correct copies of the Certificate of Incorporation and Bylaws of CBI as in effect as of the date hereof.

4.3 Ownership of CBI Subsidiaries. Set forth in Section 4.3 of the CBI DISCLOSURE SCHEDULE is the name, jurisdiction of incorporation and percentage ownership of each direct or indirect CBI Subsidiary. Except for (a) capital stock of the CBI Subsidiaries, (b) securities and other interests held in a fiduciary capacity and beneficially owned by third parties or taken in consideration of debts previously contracted, and (c) securities and other interests which are set forth in the CBI DISCLOSURE SCHEDULE, CBI does not own or have the right or obligation to acquire, directly or indirectly, any outstanding capital stock or other voting securities or ownership interests of any corporation, bank, savings association, partnership, joint venture or other organization, other than investment securities representing not more than five percent (5%) of the outstanding capital stock of any entity. The outstanding shares of capital stock or other ownership interests of each CBI Subsidiary that are owned by CBI or any CBI Subsidiary have been duly authorized and validly issued, are fully paid and non-assessable and are directly or indirectly owned by CBI free and clear of all liens, claims, encumbrances, charges, pledges, restrictions or rights of third parties of any kind whatsoever. No Rights are authorized, issued or outstanding with respect to the capital stock or other ownership interests of any CBI Subsidiary and there are no agreements, understandings or commitments relating to the right of CBI to vote or to dispose of such capital stock or other ownership interests.

4.4 Organization, Standing and Authority of CBI Subsidiaries. Each CBI Subsidiary is a bank, or corporation or partnership duly organized, validly existing and in good standing or legal existence, as appropriate, under the laws of the jurisdiction in which it is organized. Each CBI Subsidiary (i) has full power and authority to own or lease all of its properties and assets and to carry on its business as now conducted, and (ii) is duly licensed or qualified to do business and is in good standing or legal existence, as appropriate, in each jurisdiction in which its ownership or leasing of property or the conduct of its business requires such qualification except where the failure to be so licensed or qualified would not have a Material Adverse Effect on CBI. CBI is authorized to own each CBI Subsidiary under the BHCA. The deposit accounts of Cornerstone are insured by the FDIC through the BIF to the maximum extent permitted by the FDIA. Cornerstone has paid all premiums and assessments required by the FDIC. CBI has heretofore delivered or made available to NewAlliance and has included as Section 4.4 of the CBI DISCLOSURE SCHEDULE true, complete and correct copies of the Certificate of Incorporation and Bylaws of Cornerstone and each other CBI Subsidiary as in effect as of the date hereof.

4.5 Authorized and Effective Agreement.

4.5.1 Each of CBI and Cornerstone has all requisite corporate power and authority to enter into this Agreement and the Bank Merger Agreement, as applicable, and (subject to receipt of all necessary governmental approvals and the approval of CBI’s shareholders of this Agreement) to perform all of its obligations under this Agreement and the Bank Merger Agreement, as applicable. The execution and delivery of this Agreement and the Bank Merger Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action in respect thereof on the part of CBI and Cornerstone, except for the approval of this Agreement by CBI’s shareholders. This Agreement has been duly and validly executed and delivered by CBI and Cornerstone and, assuming due authorization and execution by NewAlliance and NAB, constitutes the legal, valid and binding obligations of CBI and Cornerstone, enforceable against CBI and Cornerstone in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles. The Bank Merger Agreement, upon execution and delivery by Cornerstone, will have been duly and validly executed and delivered by Cornerstone and, assuming due authorization and execution by NAB, will constitute the legal, valid and binding obligation of Cornerstone, enforceable against Cornerstone in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

4.5.2 Neither the execution and delivery of this Agreement by CBI or Cornerstone, the execution and delivery of the Bank Merger Agreement by Cornerstone, nor consummation of the transactions contemplated hereby or thereby, nor compliance by CBI and Cornerstone with any of the provisions hereof or thereof (i) does or will conflict with or result in a breach of any provisions of the Certificate of Incorporation or Bylaws of CBI or the equivalent documents of any CBI Subsidiary, (ii) except as set forth in Section 4.5.2(ii) of the CBI DISCLOSURE SCHEDULE, violate, conflict with or result in a breach of any term, condition or provision of, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon any property or asset of CBI or any CBI Subsidiary pursuant to, any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which CBI or any CBI Subsidiary is a party, or by which any of their respective properties or assets may be bound or affected, or (iii) subject to receipt of all required governmental and shareholder approvals, violate any order, writ, injunction, decree, statute, rule or regulation applicable to CBI or any CBI Subsidiary.

4.5.3 Except as set forth in Section 4.5.3 of the CBI DISCLOSURE SCHEDULE and except for (i) the filing of applications and notices with, and the consents and approvals of, as applicable, the Bank Regulators, (ii) the filing and effectiveness of the Merger Registration Statement with the SEC, (iii) the approval of this Agreement by the requisite vote of the shareholders of CBI, (iv) the filing of the certificate of merger with respect to the merger of CBI with and into NewAlliance with the Secretary of State of the State of Delaware pursuant to the DGCL in connection with the Merger, and (v) the approval of the FDIC and the filing of a copy of the Bank Merger Agreement and a copy of the approval of the Commissioner of the Connecticut Department of Banking with the Connecticut Secretary of the State with respect to the Bank Merger, no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are necessary on the part of CBI or Cornerstone in connection with the execution and delivery by CBI and Cornerstone of this Agreement, the execution and delivery by Cornerstone of the Bank Merger Agreement, the consummation of the Merger by CBI, and the consummation of the Bank Merger by Cornerstone.

4.5.4 As of the date hereof, neither CBI nor Cornerstone has Knowledge of any reasons relating to CBI or Cornerstone (including without limitation Community Reinvestment Act compliance) why all material consents and approvals shall not be procured from all regulatory agencies having jurisdiction over the Merger or the Bank Merger as shall be necessary for (i) consummation of the Merger and the Bank Merger, and (ii) the continuation by NewAlliance and NAB after the Effective Time of the business of CBI and Cornerstone as such business is carried on immediately prior to the Effective Time, free of any conditions or requirements which, in the reasonable opinion of CBI, could have a Material Adverse Effect on the business of CBI or Cornerstone or materially impair the value of CBI and Cornerstone to NewAlliance or NAB.

4.6 Securities Documents and Regulatory Reports.

4.6.1 Since December 31, 2001, CBI has timely filed with the SEC and AMEX all Securities Documents required by the Securities Laws, and such Securities Documents, as the same may have been amended, complied, at the time filed with the SEC, in all material respects with the Securities Laws.

4.6.2 Since December 31, 2001, each of CBI and Cornerstone, has duly filed with the Bank Regulators in correct form the reports required to be filed under applicable laws and regulations and such reports, as the same may have been amended, were complete and accurate and in compliance with the requirements of applicable laws and regulations in all material respects. Except as set forth in Section 4.6.2 of the CBI DISCLOSURE SCHEDULE, in connection with the most recent federal and state Bank Regulator examinations of CBI and Cornerstone, neither CBI nor Cornerstone was required to correct or change any action, procedure or proceeding which CBI or Cornerstone believes has not been corrected or changed as required as of the date hereof.

4.7 Financial Statements.

4.7.1 CBI has previously delivered or made available to NewAlliance complete and accurate copies of the CBI Financial Statements. The CBI Financial Statements have been prepared in accordance with GAAP (including related notes where applicable) and fairly present in each case in all material respects, the consolidated financial condition, results of operations, shareholders’ equity and cash flows of CBI for the respective periods or as of the respective dates set forth therein, except as indicated in the notes thereto or in the case of unaudited statements, as permitted by Form 10-QSB.

4.7.2 Each of the CBI Financial Statements referred to in Section 4.7.1 has been prepared in accordance with GAAP and, if applicable, the accounting pronouncements of the PCAOB, during the periods involved (except for the absence of footnotes and customary year-end adjustments in the case of unaudited interim CBI Financial Statements). The audits of CBI and CBI Subsidiaries have been conducted in accordance with generally accepted auditing standards. The books and records of CBI and the CBI Subsidiaries are being maintained in compliance with applicable legal and accounting requirements, and such books and records accurately reflect in all material respects all dealings and transactions in respect of the business, assets, liabilities and affairs of CBI and its Subsidiaries. The minute books of CBI and each CBI Subsidiary contain complete and accurate records of all meetings and other corporate actions of their respective shareholders and Boards of Directors (including all committees for which minutes are customarily kept) authorized at such meetings held or taken since December 31, 2001 through the date of this Agreement.

4.7.3 Except (i) as set forth in Section 4.7.3(i) of the CBI DISCLOSURE SCHEDULE, (ii) as reflected, disclosed or provided for in the CBI Financial Statements as of December 31, 2004, 2003 and 2002 (including related notes), (iii) for liabilities incurred since December 31, 2004 in the ordinary course of business and (iv) for liabilities incurred in connection with this Agreement and the transactions contemplated hereby, neither CBI nor any CBI Subsidiary has any liabilities, whether absolute, accrued, contingent or otherwise, material to the financial condition, results of operations or business of CBI on a consolidated basis that would be required in accordance with GAAP to be reflected on an audited consolidated balance sheet of CBI or the notes thereto.

4.8 Material Adverse Change. Since January 1, 2005 to the date hereof (i) CBI and each CBI Subsidiary has conducted its respective business in the ordinary and usual course (excluding the incurrence of expenses in connection with this Agreement, and excluding the transactions contemplated hereby), and (ii) no event has occurred or circumstance arisen that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on CBI.

4.9 Environmental Matters.

4.9.1 Except as set forth in Section 4.9.1 of the CBI DISCLOSURE SCHEDULE, with respect to CBI and each CBI Subsidiary:

(a) To CBI’s Knowledge, each of CBI and the CBI Subsidiaries, the Participation Facilities and the Loan Properties are, and at all times have been, in full compliance with, and are not in violation of or liable under, any Environmental Laws;

(b) CBI has received no written notice that there is any suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending and, to CBI’s Knowledge, there is no such action threatened, and there is no basis to expect any action before any court, governmental agency or other forum against it or any of the CBI Subsidiaries or any Participation Facility (x) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (y) relating to the presence of or release (as defined herein) into the environment of any Materials of Environmental Concern (as defined herein), whether or not occurring at or on a site currently or formerly owned, leased or operated by it or any of the CBI Subsidiaries or any Participation Facility or (z) with respect to any property at or to which Material of Environmental Concern were generated, manufactured, refined, transported, transferred, imported, used, disposed, treated, or processed by CBI or any CBI Subsidiary or any Participation Facility or from which Materials of Environmental Concern have been transported, treated, stored, handled, transferred, disposed, recycled, or received;

(c) CBI has received no written notice that there is any suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending and, to CBI’s Knowledge, no such action is threatened, and to CBI’s Knowledge there is no basis to expect any action before any court, governmental agency or other forum relating to or against any Loan Property (or CBI or any of the CBI Subsidiaries in respect of such Loan Property) (x) relating to alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (y) relating to the presence of or release into the environment of any Materials of Environmental Concern;

(d) To CBI’s Knowledge, the real properties, leasehold or other interest in real property currently or formerly owned or operated by CBI or any CBI Subsidiary (including, without limitation, soil, groundwater or surface water on, under or geologically or hydrologically adjacent to the properties, and buildings thereon) are not contaminated with and do not otherwise contain any Materials of Environmental Concern;

(e) Neither CBI nor any CBI Subsidiary has received (and there is no reasonable basis to expect) any written notice, demand letter, executive or administrative order, directive or request for information from any federal, state, local or foreign governmental entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law;

(f) Except as set forth on Schedule 4.9.1(f) of the CBI DISCLOSURE SCHEDULE, to CBI’s Knowledge there are no underground storage tanks on, in or under any properties currently or formerly owned or operated by CBI or any of the CBI Subsidiaries or any Participation Facility, and no underground storage tanks have been closed or removed from any properties currently or formerly owned or operated by CBI or any of the CBI Subsidiaries or any Participation Facility; and

(g) To CBI’s Knowledge during the period of (s) CBI’s or any of the CBI Subsidiaries’ ownership or operation of any of their respective currently or formerly owned or operated properties or (t) CBI’s or any of the CBI Subsidiaries’ participation in the management of any Participation Facility, there has been no contamination by or release of Materials of Environmental Concern in, on, under or affecting such properties. To CBI’s Knowledge, prior to the period of (x) CBI’s or any of the CBI Subsidiaries’ ownership or operation of any of their respective currently or formerly owned or operated properties or (y) CBI’s or any of CBI Subsidiaries’ participation in the management of any Participation Facility, there was no contamination by or release of Materials of Environmental Concern in, on, under or affecting such properties.

4.9.2 ”Loan Property” means any property (including a leasehold interest therein) in which the applicable party (or a Subsidiary of it) currently holds a security interest or has held a security interest within the past five (5) years. “Participation Facility” means any facility in which the applicable party (or a Subsidiary of it) currently participates or formerly participated in the management (including all property held as trustee or in any other fiduciary capacity) and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

4.9.3 Except as set forth in Section 4.9.3 of the CBI DISCLOSURE SCHEDULE, CBI does not possess and has not conducted or arranged for the conduct of any environmental studies, reports, analyses, tests or monitoring during the past ten (10) years with respect to any properties currently or formerly owned or leased by CBI or any CBI Subsidiary or any Participation Facility. CBI has delivered to NAB true and complete copies and results of any and all such schedules, reports, analyses, tests or monitoring.

4.9.4 Except as set forth in Section 4.9.4 of the CBI DISCLOSURE SCHEDULE, no real property currently or formerly owned or leased by CBI or any CBI Subsidiary, and, to CBI’s Knowledge, no Loan Property and no Participation Facility meets the statutory criteria of an “Establishment” as such term is defined pursuant to the Connecticut Transfer Act, CGS Section 22a-134 et seq. No condition exists at any real property currently or formerly owned or leased by CBI or any CBI Subsidiary, or, to CBI’s Knowledge any Loan Property or any Participation Facility that would require investigation, remediation, or post-remediation or natural attenuation monitoring under the Connecticut Department of Environmental Protection’s Remediation Standard Regulations, Regulations of Connecticut State Agencies Sections 22a-133k-1 et seq.

4.10 Tax Matters.

4.10.1 CBI and each CBI Subsidiary has duly filed all Tax Returns required by applicable law to be filed by them in respect of all applicable Taxes required to be paid through the date hereof and will timely file any such Tax Returns required to be filed prior to the Effective Time with respect to Taxes required to be paid through the Effective Time. CBI and each CBI Subsidiary have paid, or where payment is not required to have been made, have set up an adequate reserve or accrual for the payment of, all Taxes required to be paid in respect of the periods covered by such Tax Returns and, as of the Effective Time, will have paid, or where payment is not required to have been made, will have set up an adequate reserve or accrual for the payment of, all Taxes for any subsequent periods ending on or prior to the Effective Time. Neither CBI nor any CBI Subsidiary will have any liability for any such Taxes in excess of the amounts so paid or reserves or accruals so established. Except as set forth in Section 4.10.1 of the CBI DISCLOSURE SCHEDULE, as of the date hereof, no audit, examination or deficiency or refund litigation with respect to any Tax Returns filed by CBI or any CBI Subsidiary is pending or, to CBI’s Knowledge, threatened and to CBI’s Knowledge, there is no basis for any Tax authority to assess any additional Taxes for any period for which Tax Returns have been filed.

4.10.2 CBI and each CBI Subsidiary has withheld and paid all Taxes required to be paid in connection with amounts paid to any employee, independent contractor, creditor, stockholder or other third party.

4.10.3 Except as set forth in Section 4.10.3 of the CBI DISCLOSURE SCHEDULE, all Tax Returns filed by CBI and its Subsidiaries are complete and accurate. Neither CBI nor any CBI Subsidiary is delinquent in the payment of any Tax, assessment or governmental charge, or has requested any extension of time within which to file any Tax Returns in respect of any fiscal year or portion thereof which have not since been filed. Except as set forth in Section 4.10.3 of the CBI DISCLOSURE SCHEDULE, there is no pending Tax audit examination, Tax deficiency assessment or Tax or governmental charges investigation with respect to CBI or any CBI Subsidiary, and there are no deficiencies for any Tax, assessment or governmental charge that, to CBI’s Knowledge, have been proposed, asserted or assessed (tentatively or otherwise) against CBI or any CBI Subsidiary as a result of any Tax audit examination, Tax deficiency assessment, or Tax or governmental charges investigation which have not been settled and paid. There are currently no agreements in effect with respect to CBI or any CBI Subsidiary to extend the period of limitations for the assessment or collection of any Tax and no power of attorney has been granted by CBI and its Subsidiaries with respect to any Tax matter currently in force.

4.10.4 Except as set forth in Section 4.10.4 of the CBI DISCLOSURE SCHEDULE, neither CBI nor any CBI Subsidiary (i) is a party to any agreement providing for the allocation or sharing of taxes (other than a tax allocation agreement between CBI and Cornerstone), (ii) is required to include in income any adjustment pursuant to Section 481(a) of the

Code by reason of a voluntary change in accounting method initiated by CBI or any CBI Subsidiary (nor does CBI have any Knowledge that the Internal Revenue Service has proposed any such adjustment or change of accounting method) or (iii) has filed a consent pursuant to Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply.

4.10.5 As used in this Agreement, “Tax” means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, highway, estimated or other tax of any kind whatsoever, including any interest, penalties or addition thereto, whether disputed or not, imposed by any government or quasi-government authority; and “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

4.11 Legal Proceedings. Except as set forth in Section 4.11 of the CBI DISCLOSURE SCHEDULE, there are no actions, suits, claims, governmental investigations or proceedings instituted, pending or, to the Knowledge of CBI or any CBI Subsidiary, threatened against CBI or any CBI Subsidiary or against any asset, interest or right of CBI or any CBI Subsidiary, or against any officer, director or employee of any of them, and neither CBI nor any CBI Subsidiary is a party to any unsatisfied order, judgment or decree.

4.12 Compliance with Laws.

4.12.1 Each of CBI and the CBI Subsidiaries has all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, federal, state, local and foreign governmental or regulatory bodies that are required in order to permit it to carry on its business in all material respects as it is currently being conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect; and to the Knowledge of CBI, no suspension or cancellation of any of the same is threatened.

4.12.2 Except as set forth in Section 4.12.2, or 4.9 as to Environmental Laws, of the CBI DISCLOSURE SCHEDULE, neither CBI nor any CBI Subsidiary is in violation of its respective Certificate of Incorporation, Charter or other chartering instrument or Bylaws, has received written notice of any material uncured violation of any applicable federal, state or local law or ordinance or any order, rule or regulation of any federal, state, local or other governmental agency or body (including, without limitation, all banking (including without limitation all regulatory capital requirements), municipal securities, insurance, safety, health, Environmental Law, zoning, anti-discrimination, antitrust, and wage and hour laws, ordinances, orders, rules and regulations), or is in default with respect to any order, writ, injunction or decree of any court, or is in default under any order, license, regulation or demand of any governmental agency and, to the Knowledge of CBI, CBI along with its executive officers and directors is not in violation of any Securities Laws; and neither CBI nor any CBI Subsidiary has received any written notice or communication from any federal, state or local governmental authority asserting that CBI or any CBI Subsidiary is in violation of any of the foregoing, which violation has not been corrected on a prospective basis in all respects. Neither CBI nor any CBI Subsidiary is subject to any regulatory or supervisory cease and desist order, agreement, written directive, memorandum of understanding or written commitment (other than those of general applicability to all banks or holding companies), and none of them has received any written communication requesting that it enter into any of the foregoing. Since December 31, 2001, no regulatory agency has initiated or continued any proceeding or, to the Knowledge of CBI, investigation into the business or operations of CBI, or any CBI Subsidiary. CBI has not received any objection from any regulatory agency to CBI’s response to any violation, criticism or exception with respect to any report or statement relating to any examination of CBI or any of the CBI Subsidiaries.

4.13 Certain Information. None of the information supplied by CBI, any CBI Subsidiary or their agents or representatives relating to CBI and its Subsidiaries for the purpose of being included or incorporated by reference in the Proxy Statement-Prospectus, as of the date(s) such Proxy Statement-Prospectus is mailed to shareholders of CBI, and up to and including the date of the meeting of shareholders to which such Proxy Statement-Prospectus relates, will contain any untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, provided that information as of a later date shall be deemed to modify the information as of the earlier date.

4.14 Employee Benefit Plans.

4.14.1 CBI has set forth in Section 4.14.1 of the CBI DISCLOSURE SCHEDULE all CBI Employee Plans, and CBI has previously furnished or made available to NewAlliance accurate and complete copies of the same together with (i) Schedule B forms and the actuarial and audited financial reports prepared with respect to any qualified plans for the last three (3) plan years, (ii) the annual reports filed with any governmental agency for any qualified or non-qualified plans for the last three (3) plan years, (iii) the Summary Annual Report provided to Participants for the last three (3) plan years; and (iv) all rulings and determination letters and any open requests for rulings or letters that pertain to any qualified plan.

4.14.2 None of CBI, any CBI Subsidiary, any employee pension benefit plan (as defined in Section 3(2) of ERISA) maintained by any of them and intended to be qualified under Section 401 of the Code or, to CBI’s Knowledge, any fiduciary of such plan has incurred any liability to the PBGC (except for premiums payable in the ordinary course) or the Internal Revenue Service with respect to any employee pension plan of CBI or any CBI Subsidiary. In the last five (5) years, no reportable event under Section 4043(b) of ERISA has occurred with respect to any such employee pension benefit plan, other than the transactions contemplated by this Agreement or events notice of which has been waived by regulations under Section 4043 of ERISA.

4.14.3 Except as set forth in Section 4.14.3 of the CBI Disclosure Schedule: (a) neither CBI nor any CBI Subsidiary participates in or has incurred any liability under Section 4201 of ERISA for a complete or partial withdrawal from a multi-employer plan (as such term is defined in ERISA); (b) no liability under Title IV of ERISA has been incurred by CBI or any CBI Subsidiary with respect to any CBI Employee Plan which is subject to Title IV of ERISA, or with respect to any “single-employer plan” (as defined in Section 4001(a) of ERISA and which is subject to Title IV of ERISA) (“CBI Defined Benefit Plan”) currently or formerly maintained by CBI or any entity which is considered an affiliated employer with CBI under Section 4001(b) (1) of ERISA or Section 414 of the Code (an “ERISA Affiliate”) since the effective date of ERISA that has not been satisfied in full to the extent required by ERISA from time to time; (c) no CBI Pension Plan had an “accumulated funding deficiency” (as defined in Section 302 of ERISA), whether or not waived, as of the last day of the end of the most recent plan year ending prior to the date hereof; (d) the fair market value of the assets of each CBI Defined Benefit Plan exceeds the present value of the “benefit liabilities” (as defined in Section 4001(a) (16) of ERISA) under such CBI Defined Benefit Plan as of the end of the most recent plan year with respect to the respective CBI Defined Benefit Plan ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such CBI Defined Benefit Plan as of the date hereof; (e) neither CBI nor any ERISA Affiliate has provided, or is required to provide, security to any CBI Defined Benefit Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a) (29) of the Code; (f) neither CBI nor any ERISA Affiliate has contributed to any “multi-employer plan,” as defined in Section 3(37) of ERISA, on or after September 26, 1980; (g) neither CBI, nor any ERISA Affiliate, nor any CBI Employee Plan, including any CBI Defined Benefit Plan, nor any trust created thereunder has engaged in a transaction in connection with which CBI, any ERISA Affiliate, and any CBI Employee Plan, including any CBI Defined Benefit Plan, any such trust or any trustee or administrator thereof, is subject to either a material civil liability or penalty pursuant to Section 409, 502(i) or 502(1) of ERISA or a material tax imposed pursuant to Chapter 43 of the Code.

4.14.4 A favorable determination letter has been issued by the Internal Revenue Service, with respect to each CBI Employee Plan which is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) which is intended to qualify under Section 401 of the Code (a “CBI Pension Plan”), to the effect that such plan is qualified under Section 401 of the Code and the trust associated with such employee pension plan is tax exempt under Section 501 of the Code. No such letter has been revoked or, to the best of CBI’s Knowledge, is threatened to be revoked, and CBI does not know of any ground on which such revocation may be based. Except as set forth in Section 4.13.4 of the CBI DISCLOSURE SCHEDULE, neither CBI nor any CBI Subsidiary has any current liability under any such plan that was required to be reflected as a liability on the Financial Statements as of December 31, 2004 under GAAP, which was not reflected on the consolidated statement of financial condition of CBI at December 31, 2004 included in the CBI Financial Statements. All contributions required to be made under the terms of any such plan have been made on a timely basis in all material respects.

4.14.5 Except as specifically identified in Section 4.14.5 of the CBI DISCLOSURE SCHEDULE, neither CBI nor any CBI Subsidiary has any obligations for post-retirement or post-employment benefits (including but not limited to health, life or disability insurance for retirees) under any CBI Employee Plan, except for coverage required by Part 6 of Title I of ERISA or Section 4980B of the Code, or similar state law, the cost of which is borne by the insured individual. Full payment has been made (or proper accruals have been established) of all contributions which are required for periods prior to the date hereof, and full payment will be so made (or proper accruals will be so established) of all contributions which are required for periods after the date hereof and prior to the Effective Time, under the terms of each CBI Employee Plan or ERISA except where the failure to make such payment or accrual would not result in a Material Adverse Effect to CBI.

4.14.6 The CBI Employee Plans have been operated in compliance in all material respects with the applicable provisions of ERISA, the Code, all regulations, rulings and announcements promulgated or issued thereunder and all other applicable governmental laws and regulations.

4.14.7 There are no pending or, to the Knowledge of CBI, threatened claims (other than routine claims for benefits) by, on behalf of or against any of the CBI Employee Plans or any trust related thereto or any fiduciary thereof.

4.14.8 Section 4.14.8 of the CBI DISCLOSURE SCHEDULE sets forth (i) the maximum amount that could be paid to each executive officer and director of CBI or any CBI Subsidiary as a result of the transactions contemplated by this Agreement under all employment, severance, and termination agreements, other compensation arrangements, CBI Executive Officer and Director Agreements and CBI Employee Plans currently in effect, other than those agreements superceded by the Retention Agreements and the Release, Consulting and Noncompetition Agreements being entered into pursuant to Section 7.5.4 hereof; and (ii) the “base amount” (as such term is defined in Section 280G(b)(3) of the Code) for each such individual calculated as of the date of this Agreement based on compensation through December 31, 2004 for each such individual who it is estimated at the time of Closing will be a “disqualified individual” within the meaning of Final Treasury Regulation Section 1.280G-1, Q&A 15 to 21.

4.14.9 Except as set forth in Section 4.14.9 of the CBI DISCLOSURE SCHEDULE, with respect to any CBI Employee Plan which is an employee welfare benefit plan (within the meaning of ERISA Section 3(1) (a “CBI Welfare Plan”): (i) each such CBI Welfare Plan which is intended to meet the requirements for tax-favored treatment under Subchapter B of Chapter 1 of the Code meets such requirements; (ii) there is no disqualified benefit (as such term is defined in Code Section 4976(b)) which would subject CBI to a material tax under Code Section 4976(a); (iii) each CBI Welfare Plan which is a group health plan (as such term is defined in Code Sections 5000(b)(1)) is in material compliance with the applicable requirements of Code Section 4980B; and (iv) each such CBI Welfare Plan (including any such plan covering former employees of CBI or any CBI Subsidiary) may be amended or terminated by CBI or NAB or NewAlliance on or at any time after the Effective Date without incurring liability to participants in such Plan thereunder except as required to satisfy the terms of the Plan.

4.15 Certain Contracts.

4.15.1 Except for this Agreement, and those agreements and other documents which have been filed as exhibits to CBI’s Securities Documents or set forth in the CBI DISCLOSURE SCHEDULE, neither CBI nor any CBI Subsidiary is a party to, bound by or subject to (i) any agreement, contract, arrangement, commitment or understanding (whether written or oral) that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K; (ii) any collective bargaining agreement with any labor union relating to employees of CBI or any CBI Subsidiary; (iii) any agreement which by its terms limits the payment of dividends by CBI or Cornerstone; (iv) any instrument evidencing or related to material indebtedness for borrowed money whether directly or indirectly, by way of purchase money obligation, conditional sale, lease, purchase, guaranty or otherwise, in respect of which CBI or any CBI Subsidiary is an obligor to any person, which instrument evidences or relates to indebtedness other than deposits, repurchase agreements, Federal Home Loan Bank of Boston advances, bankers’ acceptances, and “treasury tax and loan” accounts established in the ordinary course of business and transactions in “federal funds” or which contain financial covenants or other restrictions (other than those relating to the payment of principal and interest when due) which would be applicable on or after the Closing Date to CBI or any Cornerstone Subsidiary; (v) any contract (other than this Agreement) limiting the freedom, in any material respect, of CBI or Cornerstone to engage in any type of banking or bank-related business which CBI or Cornerstone is permitted to engage in under applicable law as of the date of this Agreement or (vi) any agreement, contract, arrangement, commitment or understanding (whether written or oral) that restricts or limits in any material way the conduct of business by CBI or any CBI Subsidiary (it being understood that any non-compete or similar provision shall be deemed material).

4.15.2 Each real estate lease that may require the consent of the lessor or its agent resulting from the Merger or any prior merger of Cornerstone by virtue of a legal conclusion, prohibition or restriction relating to assignment, by operation of law or otherwise, or change in control, is listed in CBI DISCLOSURE SCHEDULE 4.15.2 identifying the section of the lease that contains such prohibition or restriction. Subject to any consents that may be required as a result of the transactions contemplated by this Agreement, to its Knowledge, neither CBI nor any CBI Subsidiary is in default in any material respect under any material contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its assets, business, or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

4.15.3 True and correct copies of agreements, contracts, arrangements and instruments referred to in Section 4.15.1 and 4.15.2, are listed on CBI DISCLOSURE SCHEDULE 4.15.3 and are in full force and effect on the date hereof and neither CBI nor any CBI Subsidiary (nor, to the Knowledge of CBI, any other party to any such contract, arrangement or instrument) has materially breached any provision of, or is in default in any respect under any term of, any such contract, arrangement or instrument. Except as listed on Section 4.15.2 of the CBI DISCLOSURE SCHEDULE, no party to any material contract, arrangement or instrument will have the right to terminate any or all of the provisions of any such contract, plan, arrangement or instrument as a result of the execution of, and the transactions contemplated by, this Agreement. No contract, or similar agreement or arrangement to which CBI or any CBI Subsidiary is a party or under which CBI or any CBI Subsidiary may be liable contains provisions which permit an independent contractor to terminate it without cause and continue to accrue future benefits thereunder.

4.15.4 Except as set forth in Section 4.15.4 of the CBI DISCLOSURE SCHEDULE, neither CBI nor any CBI Subsidiary has made any payments, is obligated to make any payments, or is party to any agreement that could obligate them to make any payments in connection with any officer or director in the event of a change of control.

4.16 Brokers and Finders. Except as set forth in Section 4.16 of the CBI DISCLOSURE SCHEDULE, neither CBI nor any CBI Subsidiary nor any of their respective directors, officers or employees, has employed any broker or finder or incurred any liability for any broker or finder fees or commissions in connection with the transactions contemplated hereby.

4.17 Insurance. Section 4.17 of the CBI DISCLOSURE SCHEDULE sets forth all policies of insurance maintained by CBI or any CBI Subsidiary as of the date hereof and any claims thereunder in excess of $25,000 since December 31, 2001. Except as set forth in Section 4.17 of the CBI DISCLOSURE SCHEDULE, since December 31, 2001, neither CBI nor any CBI Subsidiary has received any notice of termination of any such insurance coverage or increase in the premiums therefore because of an event at CBI or at a CBI Subsidiary, or has any Knowledge of, or received any written notice that, any such insurance coverage will be terminated or the premiums therefore increased because of such an event at CBI or at an CBI Subsidiary.

4.18 Properties. Section 4.18 of the CBI DISCLOSURE SCHEDULE sets forth the street address of all real property in which CBI or any CBI Subsidiary has an ownership or leasehold interest, (specifying, as to each, whether owned or leased and the date such lease expires), and identifies all properties on which any CBI Subsidiary operates a bank branch. All real property and all personal property integral to the conduct of a banking business owned by CBI or any CBI Subsidiary or presently used by any of them in its respective business is in good condition (ordinary wear and tear excepted) and is sufficient to carry on CBI’s and its Subsidiaries’ business in the ordinary course of business consistent with their past practices. Each of CBI and each CBI Subsidiary has good and marketable title free and clear of all liens, encumbrances, charges, defaults or equities (other than equities of redemption under applicable foreclosure laws) to all of such properties and assets, real and personal, reflected on the consolidated statement of financial condition of CBI contained in the CBI Financial Statements dated December 31, 2004 or acquired, through merger of otherwise, after such date (other than those disposed of for fair value after such date), except (i) liens for current taxes not yet due or payable, (ii) pledges to secure deposits and other liens incurred in the ordinary course of its banking business, (iii) such imperfections of title, easements and encumbrances, if any, as are not material in character, amount or extent, and (iv) as reflected on the consolidated statement of financial condition of CBI contained in the CBI Financial Statements dated December 31, 2004. All real and personal property leased or licensed by CBI or any CBI Subsidiary are held pursuant to leases or licenses that are valid and enforceable in accordance with their respective terms and, except as set forth in Section 4.18 of the CBI DISCLOSURE SCHEDULE, no such real property lease will terminate or lapse prior to the Effective Time or as a result of the Merger.

4.19 Labor. No work stoppage involving CBI or any CBI Subsidiary is pending or, to the Knowledge of CBI, threatened. Except as set forth in Section 4.19 of the CBI DISCLOSURE SCHEDULE, neither CBI nor any CBI Subsidiary is involved in, or to the Knowledge of CBI, threatened with or affected by, any labor dispute, arbitration, lawsuit or administrative proceeding involving its employees. Employees of CBI and the CBI Subsidiaries are not represented by any labor union nor are any collective bargaining agreements otherwise in effect with respect to such employees, and to the Knowledge of CBI, there have been no efforts to unionize or organize any employees of CBI or any CBI Subsidiary.

4.20 Certain Transactions. Since December 31, 2004, neither CBI nor any CBI Subsidiary has been a party to any off-balance-sheet transactions involving interest rate and currency swaps, options and futures contracts, or any other similar derivative transactions, except as set forth in Section 4.20 of the CBI DISCLOSURE SCHEDULE.

4.21 Fairness Opinion. CBI has received a written opinion from Ostrowski & Company, Inc. to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date thereof, the Merger Consideration to be received by the shareholders of CBI pursuant to this Agreement is fair to such shareholders from a financial point of view and Ostrowski & Company, Inc. has consented to the inclusion of such written opinion in the Proxy Statement-Prospectus.

4.22 Loan Portfolio.

4.22.1 The allowance for possible losses reflected in CBI’s audited consolidated statement of financial condition contained in the CBI Financial Statements dated December 31, 2004 was, and the allowance for possible losses shown on the balance sheets in CBI’s Securities Documents for periods ending after December 31, 2004 were and will be, as of the dates thereof, in accordance with GAAP and consistent with CBI’s past practices.

4.22.2 Section 4.22.2 of the CBI DISCLOSURE SCHEDULE sets forth a listing, as of five (5) Business Days prior to the date of this Agreement, by account, of: (A) all loans, (1) that are contractually past due ninety (90) days or more in the payment of principal and/or interest, (2) that are on non-accrual status, (3) that as of the date of this Agreement are classified as “Impaired” (as contemplated under FAS 114), “Other Loans Specially Mentioned”, “Special Mention”, “Substandard”, “Doubtful”, “Loss”, “Classified”, “Criticized”, “Watch list”, or words of similar import, together with the principal amount of and accrued and unpaid interest on each such loan and the identity of the obligor thereunder, (4) where a reasonable doubt exists as to the timely future collectibility of principal and/or interest, whether or not interest is still accruing or the loans are less than ninety (90) days past due, (5) where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, or (6) where a specific reserve allocation exists in connection therewith, and (B) all assets classified by CBI or any CBI Subsidiary as real estate acquired through foreclosure or in lieu of foreclosure, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure. Section 4.22.2 of the CBI DISCLOSURE SCHEDULE may exclude the listing of any individual loan with an outstanding principal balance of less than $25,000.

4.22.3 All loans receivable (including discounts) and accrued interest entered on the books of CBI and the CBI Subsidiaries arose out of bona fide arm’s-length transactions, were made for good and valuable consideration in the ordinary course of CBI’s or the appropriate CBI Subsidiary’s respective business, and the notes or other evidences of indebtedness with respect to such loans (including discounts) are true and genuine and are what they purport to be, except as set forth in Section 4.22.3 of the CBI DISCLOSURE SCHEDULE. Except as set forth in Section 4.22.3 of the CBI DISCLOSURE SCHEDULE, the loans, discounts and the accrued interest reflected on the books of CBI and the CBI

Subsidiaries are subject to no defenses, set-offs or counterclaims (including, without limitation, those afforded by usury or truth-in-lending laws), except as may be provided by bankruptcy, insolvency or similar laws affecting creditors’ rights generally or by general principles of equity. Except as set forth in Section 4.22.3 of the CBI DISCLOSURE SCHEDULE, and other than loans pledged to the FHLB of Boston, all such loans are owned by CBI or the appropriate CBI Subsidiary free and clear of any liens.

4.22.4 All pledges, mortgages, deeds of trust and other collateral documents or security instruments relating to the notes or other forms of indebtedness contemplated in Section 4.22.3 hereof are, in all respects, valid, true and genuine, and what they purport to be.

4.23 Required Vote; Inapplicability of Anti-takeover Statutes.

4.23.1 The Board of Directors of CBI and Cornerstone, as applicable, have approved the acceptance by CBI and Cornerstone of the offer of NewAlliance to enter into this Agreement and the Bank Merger Agreement and has approved CBI and Cornerstone entering into this Agreement and Cornerstone entering into the Bank Merger Agreement, and the transactions contemplated hereby and thereby. The affirmative vote of the holders of a majority of the shares of CBI Common Stock entitled to vote is necessary to approve this Agreement and the transactions contemplated hereby (including the Bank Merger) on behalf of CBI.

4.23.2 No “fair price,” “moratorium,” “control share acquisition” or other form of anti-takeover statute or regulation or provision of CBI’s Certificate of Incorporation or By-Laws is applicable to this Agreement and the transactions contemplated hereby.

4.24 Material Interests of Certain Persons. Except as set forth in Section 4.24 of the CBI DISCLOSURE SCHEDULE, no officer or director of CBI or a CBI Subsidiary, or any “associate” (as such term is defined in Rule 14a-l under the Exchange Act) of any such officer or director, (i) has any material interest in any contract or property (real or personal), tangible or intangible, used in or pertaining to the business of CBI or any of the CBI Subsidiaries, or (ii) is indebted to, or has the right under a line of credit to borrow from, CBI or any CBI Subsidiary.

4.25 Joint Ventures. Section 4.25 of the CBI DISCLOSURE SCHEDULE sets forth (i) the identities of all Joint Ventures in which CBI or any CBI Subsidiary is participating, (ii) the agreements relating to such Joint Ventures, (iii) the identities of the other participants in the Joint Venture, (iv) the percentage of the Joint Venture owned by each participant, (v) copies of the most recent available financial statements (on an audited basis if available) of such Joint Ventures, and (vi) the amount of the investment or contractually binding commitment of CBI or any CBI Subsidiary to invest in such Joint Venture.

4.26 Intellectual Property. Except as set forth in Section 4.26 of the CBI DISCLOSURE SCHEDULE, CBI and each CBI Subsidiary own or possess valid and binding licenses and other rights to use without payment of any material amount, all material patents, trademarks, trade names, service marks, copyrights and any applications therefore, schematics, technology, know-how, trade secrets, inventory, ideas, algorithms, processes, computer programs and applications (in both source code and object code form) and tangible and intangible proprietary information or material that are used in their businesses (“Intellectual Property”), and all such Intellectual Property is described in Section 4.26 of the CBI

DISCLOSURE SCHEDULE. Neither CBI nor any CBI Subsidiary has any material undisclosed liability with respect to (i) the Intellectual Property or (ii) licenses, sublicenses and other agreements as to which CBI or any CBI Subsidiary is a party and pursuant to which CBI or any CBI Subsidiary is authorized to use any third party patents, trademarks or copyrights, including software which are incorporated in, or form a part of any CBI or any CBI Subsidiary product.

4.27 Disclosures. None of the representations and warranties of CBI and Cornerstone or any of the written information or documents furnished or to be furnished by CBI or Cornerstone to NewAlliance in connection with or pursuant to this Agreement or the consummation of the transactions contemplated hereby (including the Bank Merger), when considered as a whole, contains or will contain any untrue statement of a material fact, or omits or will omit to state any material fact required to be stated or necessary to make any such information or document, in light of the circumstances, not misleading.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF NEWALLIANCE AND NAB

NewAlliance represents and warrants to CBI that the statements contained in this Article V are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article V), except as set forth in the NEWALLIANCE DISCLOSURE SCHEDULE delivered by NewAlliance to CBI on the date hereof and except as to any representation or warranty which specifically relates to an earlier date. Unless otherwise specified, any reference to NewAlliance in this Article V shall include NewAlliance and any direct or indirect Subsidiary of NewAlliance.

5.1 Capital Structure. The authorized capital stock of NewAlliance consists of 190 million shares of common stock, par value $0.01 per share and 38 million shares of preferred stock, par value $0.01 per share. As of the date of this Agreement, 114,158,736 shares of NewAlliance Common Stock are issued and outstanding and no shares of preferred stock are issued or outstanding. All outstanding shares of NewAlliance Common Stock have been duly authorized and validly issued and are fully paid and non-assessable, and none of the outstanding shares of NewAlliance Common Stock has been issued in violation of the preemptive rights of any person, firm or entity. There are no Rights authorized, issued or outstanding with respect to or relating to the capital stock of NewAlliance.

5.2 Organization, Standing and Authority of NewAlliance. NewAlliance is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with full corporate power and authority to own or lease all of its properties and assets and to carry on its business as now conducted, and is duly licensed or qualified to do business and is in good standing or legal existence, as appropriate, in each jurisdiction in which its ownership or leasing of property or the conduct of its business requires such licensing or qualification, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on NewAlliance. NewAlliance is duly registered as a bank holding company under the BHCA. NewAlliance has heretofore delivered to CBI and has included as Section 5.2. of the NEWALLIANCE DISCLOSURE SCHEDULE true, complete and correct copies of the Certificate of Incorporation and Bylaws of NewAlliance as in effect as of the date hereof.

5.3 Organization, Standing and Authority of NewAlliance Subsidiaries. Each NewAlliance Subsidiary is a savings bank, or corporation or partnership duly organized, validly existing and in good standing or legal existence, as appropriate, under the laws of the jurisdiction in which it is organized. Each NewAlliance Subsidiary (i) has full power and authority to own or lease all of its properties and assets and to carry on its business as now conducted, and (ii) is duly licensed or qualified to do business and is in good standing or legal existence, as appropriate, in each jurisdiction in which its ownership or leasing of property or the conduct of its business requires such qualification except where the failure to be so licensed or qualified would not have a Material Adverse Effect on NewAlliance. NewAlliance is authorized to own each NewAlliance Subsidiary under the BHCA. The deposit accounts of NAB are insured by the FDIC through the BIF to the maximum extent permitted by the FDIA. NAB has paid all premiums and assessments required by the FDIC.

5.4 Authorized and Effective Agreement.

5.4.1 Each of NewAlliance and NAB has all requisite corporate power and authority to enter into this Agreement and the Bank Merger Agreement, as applicable, and (subject to receipt of all necessary governmental approvals) to perform all of its obligations under this Agreement and the Bank Merger Agreement, as applicable. The execution and delivery of this Agreement and the Bank Merger Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action in respect thereof on the part of NewAlliance and NAB. This Agreement has been duly and validly executed and delivered by NewAlliance and NAB and, assuming due authorization, execution and delivery by CBI and Cornerstone, constitutes the legal, valid and binding obligation of NewAlliance and NAB, enforceable against NewAlliance and NAB in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles. The Bank Merger Agreement, upon execution and delivery by NAB, will have been duly and validly executed and delivered by NAB and, assuming due authorization and execution by Cornerstone, will constitute the legal, valid and binding obligation of NAB, enforceable against NAB in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

5.4.2 Neither the execution and delivery of this Agreement by NewAlliance or NAB, the execution and delivery of the Bank Merger Agreement by NAB, nor consummation of the transactions contemplated hereby or thereby, nor compliance by NewAlliance and NAB with any of the provisions hereof or thereof (i) does or will conflict with or result in a breach of any provisions of the Certificate of Incorporation or Bylaws of NewAlliance or the equivalent documents of any NewAlliance Subsidiary, (ii) except as set forth in Section 5.4.2(ii) of the NEWALLIANCE DISCLOSURE SCHEDULE, violate, conflict with or result in a breach of any term, condition or provision of, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon any property or asset of NewAlliance or any NewAlliance Subsidiary pursuant to, any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which NewAlliance or any NewAlliance Subsidiary is a party, or by which any of their respective properties or assets may be bound or affected, or (iii) subject to receipt of all required governmental approvals, violate any order, writ, injunction, decree, statute, rule or regulation applicable to NewAlliance or any NewAlliance Subsidiary.

5.4.3 Except as set forth in Section 5.4.3 of the NEWALLIANCE DISCLOSURE SCHEDULE and except for (i) the filing of applications and notices with, and the consents and approvals of, as applicable, the Bank Regulators, (ii) the filing and effectiveness of the Merger Registration Statement with the SEC, (iii) the filing of the certificate of merger with respect to the merger of CBI with and into NewAlliance with the Secretary of State of the State of Delaware pursuant to the DGCL and the Connecticut Secretary of the State pursuant to the CGS in connection with the Merger, and (iv) the approval of the FDIC and the filing of a copy of the Bank Merger Agreement and a copy of the approval of the Commissioner of the Connecticut Department of Banking with the Connecticut Secretary of the State with respect to the Bank Merger, no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are necessary on the part of NewAlliance or NAB in connection with the execution and delivery by NewAlliance and NAB of this Agreement, the execution and delivery by NAB of the Bank Merger Agreement, the consummation of the Merger by NewAlliance, and the consummation of the Bank Merger by NAB.

5.4.4 As of the date hereof, NewAlliance has no Knowledge of any reasons relating to NewAlliance or NAB (including without limitation Community Reinvestment Act compliance) why all material consents and approvals shall not be procured from all regulatory agencies having jurisdiction over the transactions contemplated by this Agreement and the Bank Merger Agreement as shall be necessary for (i) consummation of the transactions contemplated by this Agreement and the Bank Merger Agreement, and (ii) the continuation by NewAlliance and NAB after the Effective Time of the business of NewAlliance and NAB carried on immediately prior to the Effective Time, free of any conditions or requirements which, in the reasonable opinion of NewAlliance and NAB, could have a Material Adverse Effect on the business of NewAlliance or NAB.

5.5 Regulatory Reports.

5.5.1 NewAlliance has timely filed with the SEC and NASDAQ or NYSE (as appropriate) all Securities Documents required by the Securities Laws, and such Securities Documents, as the same may have been amended, complied, at the time filed with the SEC, in all material respects with the Securities Laws.

5.5.2 Since December 31, 2001 and, since April 1, 2004, respectively, NAB and NewAlliance have duly filed with the Bank Regulators in correct form the reports required to be filed under applicable laws and regulations and such reports were complete and accurate and in compliance with the requirements of applicable laws and regulations in all material respects. Except as set forth in Section 5.5.2 of the NEWALLIANCE DISCLOSURE SCHEDULE, in connection with the most recent federal and state Bank Regulator examinations of NewAlliance and NAB, neither NewAlliance nor NAB was required to correct or change any action, procedure or proceeding which NewAlliance or NAB believes has not been corrected or changed as required as of the date hereof.

5.6 Financial Statements.

5.6.1 NewAlliance has previously delivered or made available to CBI complete and accurate copies of the NewAlliance Financial Statements. The NewAlliance Financial Statements have been prepared in accordance with GAAP (including related notes where applicable) and fairly present in each case in all material respects, the consolidated financial condition, results of operations, shareholders’ equity and cash flows of NewAlliance and NAB, as applicable, for the respective periods or as of the respective dates set forth therein, except as indicated in the notes thereto or in the case of unaudited NewAlliance statements, as permitted by Form 10-Q.

5.6.2 Each of the NewAlliance Financial Statements referred to in Section 5.6.1 have been or will be, as the case may be, prepared in accordance with GAAP, and/or as applicable, the accounting pronouncements of PCAOB, during the periods involved (except for the absence of footnotes and customary year-end adjustments in the case of unaudited interim NewAlliance Financial Statements). The audits of NewAlliance and NewAlliance Subsidiaries have been conducted in accordance with generally accepted auditing standards. The books and records of NewAlliance and the NewAlliance Subsidiaries are being maintained in compliance with applicable legal and accounting requirements, and such books and records accurately reflect in all material respects all dealings and transactions in respect of the business, assets, liabilities and affairs of NewAlliance and its Subsidiaries. The minute books of NewAlliance and each NewAlliance Subsidiary contain complete and accurate records of all meetings and other corporate actions of their respective shareholders and Boards of Directors (including all committees for which minutes are customarily kept) authorized at such meetings held or taken since December 31, 2001 through the date of this Agreement.

5.6.3 Except (i) as set forth in Section 5.6.3 of the NEWALLIANCE DISCLOSURE SCHEDULE, (ii) as reflected, disclosed or provided for in the NewAlliance Financial Statements as of December 31, 2004 (including related notes), (iii) for liabilities incurred since December 31, 2004 in the ordinary course of business and (iv) for liabilities incurred in connection with this Agreement and the transactions contemplated hereby, neither NewAlliance nor any NewAlliance Subsidiary has any liabilities, whether absolute, accrued, contingent or otherwise, material to the financial condition, results of operations or business of NewAlliance on a consolidated basis that would be required in accordance with GAAP to be reflected on an audited consolidated balance sheet of NewAlliance or the notes thereto.

5.7 Material Adverse Change. Since January 1, 2005 to the date hereof (i) NewAlliance and each NewAlliance Subsidiary has conducted its respective business in the ordinary and usual course (excluding the incurrence of expenses in connection with this Agreement, and excluding the transactions contemplated hereby) and (ii) no event has occurred or circumstance arisen that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on NewAlliance.

5.8 Compliance with Laws.

5.8.1 Each of NewAlliance and the NewAlliance Subsidiaries has all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, federal, state, local and foreign governmental or regulatory bodies that are required in order to permit it to carry on its business in all material respects as it is currently being conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect; and to the Knowledge of NewAlliance, no suspension or cancellation of any of the same is threatened.

5.8.2 Except as set forth in Section 5.8.2 of the NEWALLIANCE DISCLOSURE SCHEDULE, neither NewAlliance nor any NewAlliance Subsidiary is in violation of its respective Certificate of Incorporation, Charter or other chartering instrument or Bylaws, or has received written notice of any uncured violation of any applicable federal, state or local law or ordinance or any order, rule or regulation of any federal, state, local or other governmental agency or body (including, without limitation, all banking (including without limitation all regulatory capital requirements), municipal securities, insurance, safety, health, Environmental Law, zoning, anti-discrimination, antitrust, and wage and hour laws, ordinances, orders, rules and regulations), or is in default with respect to any order, writ, injunction or decree of any court, or is in default under any order, license, regulation or demand of any governmental agency and, to the Knowledge of NewAlliance, NewAlliance along with its executive officers and directors is not in violation of any Securities Laws; and neither NewAlliance nor any NewAlliance Subsidiary has received any written notice or communication from any federal, state or local governmental authority asserting that NewAlliance or any NewAlliance Subsidiary is in violation of any of the foregoing, which violation has not been corrected on a prospective basis in all respects. Neither NewAlliance nor any NewAlliance Subsidiary is subject to any regulatory or supervisory cease and desist order, agreement, written directive, memorandum of understanding or written commitment (other than those of general applicability to all savings banks or holding companies), and none of them has received any written communication requesting that it enter into any of the foregoing. Since December 31, 2001, no regulatory agency has initiated or continued any proceeding or, to the Knowledge of NewAlliance, investigation into the business or operations of NewAlliance, or any NewAlliance Subsidiary. NewAlliance has not received any objection from any regulatory agency to NewAlliance’s response to any violation, criticism or exception with respect to any report or statement relating to any examination of NewAlliance or any of the NewAlliance Subsidiaries.

5.9 Brokers and Finders. Except as set forth in Section 5.9 of the NEWALLIANCE DISCLOSURE SCHEDULE, neither NewAlliance nor any NewAlliance Subsidiary nor any of their respective directors, officers or employees, has employed any broker or finder or incurred any liability for any broker or finder fees or commissions in connection with the transactions contemplated hereby.

5.10 Labor. No work stoppage involving NewAlliance or any NewAlliance Subsidiary is pending or, to the Knowledge of NewAlliance, threatened. Except as set forth in Section 5.10 of the NEWALLIANCE DISCLOSURE SCHEDULE, neither NewAlliance nor any NewAlliance Subsidiary is involved in, or to the Knowledge of NewAlliance, threatened with or affected by, any labor dispute, arbitration, lawsuit or administrative proceeding involving its employees. Employees of NewAlliance and the NewAlliance Subsidiaries are not

represented by any labor union nor are any collective bargaining agreements otherwise in effect with respect to such employees, and, to the Knowledge of NewAlliance, there have been no efforts to unionize or organize any employees of NewAlliance or any NewAlliance Subsidiary.

5.11 Certain Transactions. Since December 31, 2004, neither NewAlliance nor any NewAlliance Subsidiary has been a party to any off-balance-sheet transactions involving interest rate and currency swaps, options and futures contracts, or any other similar derivative transactions, except as set forth in Section 5.11 of the NEWALLIANCE DISCLOSURE SCHEDULE.

5.12 Disclosures. None of the representations and warranties of NewAlliance or NAB or any of the written information or documents furnished or to be furnished by NewAlliance to CBI in connection with or pursuant to this Agreement or the consummation of the transactions contemplated hereby (including the Bank Merger), when considered as a whole, contains or will contain any untrue statement of a material fact, or omits or will omit to state any material fact required to be stated or necessary to make any such information or document, in light of the circumstances, not misleading.

ARTICLE VI

COVENANTS OF CBI AND CORNERSTONE

6.1 Conduct of Business.

6.1.1 Affirmative Covenants. Except with the written consent of NewAlliance, during the period from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement, CBI will operate its business, and it will cause each of the CBI Subsidiaries to operate its business, only in the usual, regular and ordinary course of business; use its reasonable best efforts in good faith to preserve intact its business organization and assets, keep available the present services of the employees, maintain its rights and franchises, and preserve the goodwill of its customers and others with whom business relationships exist; and voluntarily take no action which would or be reasonably likely to (i) materially and adversely affect the ability of CBI or Cornerstone to obtain any necessary approvals of Governmental Entities required for the transactions contemplated hereby or under the Bank Merger Agreement or increase the period of time necessary to obtain such approvals, or (ii) materially and adversely affect its ability to perform its covenants and agreements under this Agreement or the Bank Merger Agreement. Notwithstanding the foregoing, CBI will pay the severance payments for officers set forth in Section 6.1.1 of the CBI DISCLOSURE SCHEDULE on December 30, 2005 as provided for in Section 9.4 below.

6.1.2 Negative Covenants. CBI agrees that from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement, except as otherwise specifically permitted or required by this Agreement, or consented to by NewAlliance in writing, CBI will not, and will cause each of the CBI Subsidiaries not to:

(a) change or waive any provision of its Certificate of Incorporation, Charter or Bylaws, except as required by law;

(b) change the number of shares of its authorized capital stock;

(c) issue any capital stock or issue or grant any option, restricted stock award, warrant, call, commitment, subscription, right to purchase or agreement of any character relating to the authorized or issued capital stock of CBI or any of the CBI Subsidiaries, or any securities convertible into shares of such stock; except that CBI may issue shares of CBI Common Stock or permit treasury shares to become outstanding to satisfy currently outstanding Options exercised prior to the Effective Date under and in accordance with the terms of the CBI Option Plans and may issue up to an additional 1,500 shares of CBI Common Stock to satisfy its obligations in connection with the termination of the CBI Dividend Reinvestment Plan as provided in Section 6.17 below;

(d) effect any recapitalization, reclassification, stock dividend, stock split or like change in capitalization, or redeem, repurchase or otherwise acquire any shares of its capital stock;

(e) (i) declare or pay any dividends or other distributions with respect to its capital stock except for dividends paid by any CBI Subsidiary to CBI, and except for a quarterly cash dividend not to exceed $0.1125, with payment and record dates consistent with past practice.

(ii) Notwithstanding the foregoing, CBI may pay a cash dividend for the fourth calendar quarter of 2005 in the amount of $0.35 with the record date for such dividend to be no later than immediately prior to the Effective Time.

(iii) Notwithstanding the foregoing, CBI may also cause a last quarterly dividend to be paid with a record date to occur on the day immediately preceding the Effective Date (the “Final Dividend Record Date”) with the dividend amount (the “Final Dividend”) equal to $0.1125, provided, however, that if NewAlliance declares a dividend in the first calendar quarter of 2006 payable to shareholders of record as of a date which is after the Effective Time, the Final Dividend shall not be paid;

(f) enter into or terminate any contract or agreement (including without limitation any settlement agreement with respect to litigation) except in the ordinary course of business;

(g) except in the ordinary course of business consistent with past practice, including borrowings from the Federal Home Loan Bank of Boston (“FHLBB”), or as reflected in the budget for the current fiscal year set forth in Section 6.1.2(g) of the CBI DISCLOSURE SCHEDULE, incur any liabilities or obligations, whether directly or by way of guaranty, including any obligation for borrowed money whether or not evidenced by a note, bond, debenture or similar instrument (other than borrowings not exceeding the amount reflected on the balance sheet contained in the CBI Financial Statements as of December 31, 2004), or acquire any equity, debt, or except in the ordinary course of business consistent with past practice, other investment securities. In addition, any FHLBB borrowings or reverse repurchase agreements with a maturity of more than 6 months must be pre-approved by NewAlliance’s Chief Investment Officer;

(h) make any capital expenditures in excess of $25,000 individually or $150,000 in the aggregate, except pursuant to (i) binding commitments existing on the date hereof and as set forth in Section 6.1.2(h) of the CBI DISCLOSURE SCHEDULE; (ii) expenditures contemplated in the budget for the current fiscal year set forth in Section 6.1.2(h) of the CBI DISCLOSURE SCHEDULE; or (iii) except for expenditures reasonable and necessary to replace existing assets or to maintain assets in good repair;

(i) except for commitments issued prior to the date of this Agreement which have not yet expired and which have been disclosed in Section 6.1.2(i) of the CBI DISCLOSURE SCHEDULE, and the renewal of existing lines of credit to non-criticized borrowers/relationships, make any new loan or other credit facility commitment (including without limitation, lines of credit and letters of credit) to any borrower or borrowing relationship in excess of $1.0 million. In addition, the following require the prior consent of NewAlliance: a residential loan of $750,000 or greater; a consumer loan of $100,000 or greater; any new monies extended to currently or previously criticized borrowers or borrowing relationships (unless the criticism has been corrected); any loan the approval for which requires an exception to Cornerstone’s loan policy as it exists at the date of this Agreement; any commercial business loan of a high risk nature including but not limited to loans to or for restaurants, airplanes, gas stations or marinas; any commercial real estate loan for a special use property, including but not limited to loans for development or construction of hotels/motels, golf courses, or assisted living units. Notwithstanding the $1.0 million limitation above, the limitation on total credit to borrowing relationships of existing borrowers may be up to $1.5 million in the aggregate if approved by (i) either CBI’s loan committee or CBI’s Board of Directors and (ii) NewAlliance (through written or oral consent provided by a NewAlliance representative attending the subject Board or Committee meeting at which the loan is approved);

(j) (i) grant any increase in rates of compensation to its non-officer employees other than in the ordinary course of business consistent with past practice provided that no such increase shall result in an annual adjustment of more than 3.5%; grant any bonuses to its non-officer employees other than in the ordinary course of business consistent with past practice and in consultation with the Chief Operating Officer of NewAlliance; enter into any employment, severance or similar agreements or arrangements with any director or employee; except for non-discretionary payments required by agreements existing as of the date hereof set forth on Schedule 6.1.2(j)(i) of the CBI DISCLOSURE SCHEDULE, grant any increase in rates of compensation to, or, except for 2005 cash bonuses described in Section 6.1.2(j)(i) of the CBI DISCLOSURE SCHEDULE, pay or agree to pay any bonus or severance to, or provide any other new employee benefit or incentive to its directors or to its officers; adopt or amend or terminate any employee benefit plan, pension plan or incentive plan except as required by law or the terms of such plan or as provided in Section 6.1.2 (j)(i) of the CBI DISCLOSURE SCHEDULE (provided that any amendment required by law or the terms of such plan shall be submitted to NewAlliance and its counsel for their review prior to such adoption), or permit the vesting of any material amount of benefits under any such plan other than pursuant to the provisions thereof as in effect on the date of this Agreement; or make any contributions to any CBI Employee Plan not in the ordinary course of business consistent with past practice; or

(ii) increase the number of (A) non-officer personnel employed by CBI or any CBI Subsidiary over the staffing level previously authorized as set forth in Section 6.1.2(j)(ii) of the CBI DISCLOSURE SCHEDULE, or (B) officers employed by CBI or any CBI Subsidiary over the number of such officers currently so employed, without the prior consent of NewAlliance’s Chief Operating Officer which consent will not be unreasonably withheld, conditioned or delayed.

(k) make an application for the opening or closing of any, or open or close any, branch or automated banking facility;

(l) make any equity investment or commitment to make such an investment in real estate or in any real estate development project, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings in the ordinary course of business consistent with customary banking practices;

(m) subject to Section 6.10 hereof, merge into, consolidate with, affiliate with, or be purchased or acquired by, any other Person, or permit any other Person to be merged, consolidated or affiliated with it or be purchased or acquired by it, or, except to realize upon collateral in the ordinary course of its business, acquire a significant portion of the assets of any other Person, or sell a significant portion of its assets;

(n) make any change in its accounting methods or practices, except changes as may be required by GAAP, PCAOB accounting pronouncements or by law or regulatory requirements;

(o) enter into any off-balance sheet transaction involving interest rate and currency swaps, options and futures contracts, or any other similar derivative transactions other than to hedge forward loan sale commitments in the ordinary course of business consistent with past practice;

(p) take any action that would result in the representations and warranties of CBI and Cornerstone contained in this Agreement not being true and correct in all material respects on the date of this Agreement or at the Closing Date;

(q) invest in or commit to invest in, or otherwise increase, decrease or alter its investment in, any existing or new Joint Venture;

(r) except as may be required by changes in applicable law or regulations or in GAAP or PCAOB accounting pronouncements, make any change in policies in existence as of the date of this Agreement with regard to the extension of credit, the establishment of reserves with respect to the possible loss thereon or the charge off of losses incurred thereon, investment, asset/liability management or other material banking policies without the prior consent of NewAlliance;

(s) waive, release, grant or transfer any rights of value or modify or change any existing agreement or indebtedness to which CBI or any CBI Subsidiary is a party, other than in the ordinary course of business, consistent with past practice;

(t) other than required purchases of FHLB stock, purchase any equity securities; or purchase any other security for its investment portfolio which is either below Grade A or inconsistent with CBI’s current investment policy, or otherwise materially alter the mix, maturity, credit or interest rate risk profile of its portfolio of investment securities or its portfolio of mortgage-backed securities (changes in mix, maturity or interest rate risk profile arising from (a) sale of all or part of the equity securities portfolio, (b) changes in open-market interest rates, or (c) changes in prepayment speeds in collateralized mortgage obligations or mortgage-backed securities are not subject to the limitations of this Section 6.1.2(t)). In addition, purchases of any debt securities with a final maturity of more than five (5) years or for which a premium of more than 2% is paid, and any purchase of a structured note or callable security must be pre-approved by NewAlliance’s Chief Investment Officer;

(u) other than in the ordinary course of business and consistent with past practice in connection with a passive investment corporation subsidiary, enter into, renew, extend or modify any other transaction with any Affiliate;

(v) except for the execution of this Agreement, and actions taken or which will be taken in accordance with the provisions of this Agreement and performance thereunder, take any action that would give rise to a right of a severance payment to any individual under any employment or severance agreement or similar agreement, provided that if CBI or any CBI Subsidiary in good faith terminates any employee believing it is a for cause termination, and the employee ultimately is determined to be entitled to severance or other compensation, the termination shall not be deemed to be a violation of this Agreement;

(w) except for the execution of this Agreement, and actions taken or which will be taken in accordance with the provisions of this Agreement, take any action that would give rise to an acceleration of the right to payment to any individual under any CBI Employee Plan or CBI Executive Officer and Director Agreements, provided that if CBI or any CBI Subsidiary in good faith terminates any employee believing it is a for cause termination, and the employee ultimately is determined to be entitled to acceleration of any payment, the termination shall not be deemed to be a violation of this Agreement;

(x) accelerate the vesting of unvested restricted stock awards granted pursuant to the CBI 2001 Restricted Stock Plan to a date earlier than the day immediately preceding the Effective Date, unless otherwise provided in an agreement made pursuant to the 2001 Restricted Stock Plan;

(y) without the prior consultation and consent, not to be unreasonably withheld, of NewAlliance’s Executive Vice President - Business Banking, acquire a participation of $1.0 million or more in any loan that would properly be included in the CBI Commercial and Industrial Loan Portfolio;

(z) enter into any new or depart from any existing line of business without the prior consent of NewAlliance’s Chief Operating Officer, which consent shall not be unreasonably withheld, conditioned or delayed;

(aa) materially increase or decrease the rate of interest paid on time deposits or certificates of deposit, except in response to market conditions and in a manner and pursuant to policies consistent with past practices;

(bb) purchase or sell any residential or consumer loan pool which, individually or when aggregated with other sales or purchases prior to the Effective Time, would exceed $1.0 million without prior approval of NewAlliance’s Chief Investment Officer;

(cc) elect or appoint a new director;

(dd) take any action that would prevent or impede the Merger or the Bank Merger from qualifying as a tax-free reorganization within the meaning of Section 368(a) of the Code;

(ee) take any action that is intended or is reasonably likely to result in (x) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (y) any of the conditions to the Merger set forth in Article IX not being satisfied or (z) a material violation of any provision of this Agreement or the Bank Merger Agreement, except, in each case, as may be required by applicable law or regulation; or

(ff) agree to do any of the foregoing.

6.2 Current Information. During the period from the date of this Agreement to the Effective Time, CBI will cause one or more of its representatives to confer with representatives of NewAlliance and report on the general status of its ongoing operations at such times as NewAlliance may reasonably request, which reports shall include, but not be limited to, discussion of the possible termination by CBI or Cornerstone of third-party service provider arrangements effective at the Effective Time or at a date thereafter, non-renewal of personal property leases and software licenses used by CBI or any of its Subsidiaries in connection with its systems operations, retention of outside consultants and additional employees to assist with the conversion, and outsourcing, as appropriate, of proprietary or self-provided system services, it being understood that CBI shall not be obligated to take any such action prior to the Effective Time and, unless CBI otherwise agrees, no conversion shall take place prior to the Effective Time. CBI will promptly notify NewAlliance of any material change from the normal course of the business of CBI or any CBI Subsidiary or in the operation of the properties of CBI or any CBI Subsidiary and, to the extent permitted by applicable law, of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of litigation involving CBI or any CBI Subsidiary. CBI will also provide NewAlliance such information with respect to such events as NewAlliance may reasonably request from time to time. Within twenty-five (25) days after the end of each month, CBI will deliver to NewAlliance a consolidated balance sheet and a consolidated statement of operations, without related notes, for such month prepared in accordance with its current financial reporting practices.

6.3 Access to Properties and Records. In order to facilitate the consummation of the Merger and the Bank Merger and the integration of the business and operations of the parties, subject to Section 12.1 hereof and subject to applicable laws relating to exchange of information, CBI will permit NewAlliance and its officers, employees, counsel, accountants and other authorized representatives, access, upon reasonable notice, to its personnel and properties and those of the CBI Subsidiaries, and shall disclose and make available to NewAlliance during normal business hours throughout the period prior to the Effective Time all of the books, papers and records of CBI or any CBI Subsidiary relating to the assets, properties, operations, obligations and liabilities, including, but not limited to, all books of account (including the general ledger), tax records, minute books of directors’ (other than minutes that discuss any of the transactions contemplated by this Agreement or other strategic alternatives) and shareholders’ meetings, organizational documents, Bylaws, material contracts and agreements, filings with any regulatory authority, litigation files, plans affecting employees, and any other business activities or prospects in which NewAlliance may have a reasonable interest; provided, however, that CBI shall not be required to take any action that would provide access to or to disclose information where such access or disclosure would violate or prejudice the rights or business interests or confidences of any customer or other person or would result in the waiver by it of the privilege protecting communications between it and any of its counsel. In addition, CBI and the CBI Subsidiaries shall not be required to disclose any analysis, minutes, or other materials pertaining to the financial or other evaluation or discussion of (i) this Agreement or the transactions contemplated herein, or (ii) any third party proposal to acquire a controlling interest in CBI. CBI shall provide and shall request its auditors to provide NewAlliance with such historical financial information regarding CBI and any CBI Subsidiary (and related audit reports and consents) as NewAlliance may reasonably request for securities disclosure purposes. NewAlliance shall use reasonable efforts to minimize any interference with CBI’s and any CBI Subsidiary’s regular business operations during any such access to CBI’s or any CBI Subsidiary’s personnel, property, books or records. CBI and its Subsidiaries shall permit NewAlliance, at NewAlliance’s expense, to cause so-called “Phase I Environmental Site Assessments” and/or “Phase II Environmental Site Assessments” to be performed at any physical location owned or operated by CBI or any CBI Subsidiary and, to the extent CBI or the applicable CBI Subsidiary has the contractual right to do so, at any Loan Property or Participation Facility. NewAlliance agrees to indemnify and hold harmless, CBI, each CBI Subsidiary, and any landlord or other persons with an interest in the real property, from and against any damages, claims, losses or expenses of any kind, including reasonable attorneys fees, pertaining to or arising from any entry onto, or any assessments or other studies undertaken by NewAlliance with respect to, any such real property under this Section.

6.4 Financial and Other Statements.

6.4.1 Promptly upon receipt thereof, CBI will furnish to NewAlliance copies of each annual, interim or special audit of the books of CBI and the CBI Subsidiaries made by its independent accountants and/or its internal auditors and copies of all internal control reports submitted to CBI by such accountants and/or internal auditors in connection with each annual, interim or special audit of the financial statements of CBI and the CBI Subsidiaries made by such accountants and/or internal auditors.

6.4.2 As soon as reasonably available, but in no event later than the date such documents are filed with the SEC, CBI will deliver to NewAlliance any and all Securities Documents filed by it with the SEC under the Securities Laws. As soon as practicable, CBI will furnish to NewAlliance copies of all such financial statements and reports as it or any CBI Subsidiary shall send to its shareholders, the FDIC, the FRB, the Department or any other regulatory authority, except as legally prohibited thereby.

6.4.3 CBI will advise NewAlliance promptly of the receipt of any examination report of any Bank Regulator with respect to the condition or activities of CBI or any of the CBI Subsidiaries.

6.4.4 CBI will promptly furnish to NewAlliance such additional financial data as NewAlliance may reasonably request, including without limitation, detailed monthly loan reports.

6.5 Maintenance of Insurance. CBI shall continue to maintain, and shall cause its Subsidiaries to continue to maintain, such insurance in such amounts as are reasonable to cover such risks as are consistent with its past practices.

6.6 Disclosure Supplements. From time to time prior to the Effective Time, CBI and Cornerstone will promptly supplement or amend the CBI DISCLOSURE SCHEDULE delivered in connection herewith with respect to any matter hereafter arising which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such CBI DISCLOSURE SCHEDULE or which is necessary to correct any information in such CBI DISCLOSURE SCHEDULE which has been rendered materially inaccurate thereby. No supplement or amendment to such CBI DISCLOSURE SCHEDULE shall be deemed to have modified the representation, warranties and covenants for the purpose of determining satisfaction of the conditions set forth in Article IX.

6.7 Consents and Approvals of Third Parties. CBI shall use all reasonable best efforts in good faith to obtain as soon as practicable all consents and approvals of any other persons necessary or desirable for the consummation of the transactions contemplated by this Agreement and the Bank Merger Agreement. Without limiting the generality of the foregoing, CBI shall utilize the services of a professional proxy-soliciting firm to help obtain the shareholder vote required to be obtained by it hereunder.

6.8 Reasonable Best Efforts. Subject to the terms and conditions herein provided, CBI shall use its reasonable best efforts in good faith to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement and the Bank Merger Agreement.

6.9 Failure to Fulfill Conditions. In the event that CBI determines that a condition to its obligation to complete the Merger or the Bank Merger cannot be fulfilled and that it will not waive that condition, it will promptly so notify NewAlliance.

6.10 Acquisition Proposals. (a) CBI agrees that neither it nor any of CBI’s Subsidiaries shall, and that it shall direct and use its reasonable best efforts in good faith to cause its and each such Subsidiary’s directors, officers, employees, agents and representatives not to, directly or indirectly, initiate, solicit, knowingly encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to an Acquisition Proposal. CBI further agrees that neither it nor any of its Subsidiaries shall, and that it shall direct and use its reasonable best efforts in good faith to cause its and each such Subsidiary’s directors, officers, employees, agents and representatives not to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Acquisition Proposal, or otherwise knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent CBI or its Board of Directors from (A) complying with its disclosure obligations under federal or state law; (B) providing information in response to a request therefore by a Person who has made an unsolicited bona fide written Acquisition Proposal if the CBI Board of Directors receives from the Person so requesting such information an executed confidentiality agreement substantially similar to that entered into with NewAlliance; (C) engaging in any negotiations or discussions with any Person who has made an unsolicited bona fide written Acquisition Proposal or (D) recommending such an Acquisition Proposal to the shareholders of CBI, if and only to the extent that, in each such case referred to in clause (B), (C) or (D) above, (i) the CBI Board of Directors determines in good faith (after consultation with outside legal counsel) that such action would be required in order for its directors to comply with their respective fiduciary duties under applicable law, (ii) the CBI Board of Directors determines in good faith (after consultation with its financial advisor) that such Acquisition Proposal, if accepted, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal and would, if consummated, result in a transaction more favorable to CBI’s shareholders from a financial point of view than the Merger, and (iii) the shareholders of CBI have not yet approved this Agreement at the CBI Shareholders Meeting. An Acquisition Proposal which is received and considered by CBI in compliance with this Section 6.10 and which meets the requirements set forth in clause (D) of the preceding sentence is herein referred to as a “Superior Proposal.” CBI agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposals. CBI agrees that it will notify NewAlliance orally within one (1) Business Day, with written notice to follow within three (3) Business Days thereafter, if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with CBI or any of its representatives after the date hereof, and the identity of the person making such inquiry, proposal or offer and the substance thereof and will keep NewAlliance informed of any material developments with respect thereto immediately upon the occurrence thereof.

(b) In the event that the Board of Directors of CBI determines in good faith, after consultation with its financial advisor and upon advice from outside counsel, that it desires to accept a Superior Proposal, it shall notify NewAlliance in writing of its intent to terminate this Agreement in order to enter into an acquisition agreement with respect to, or recommend acceptance of, the Superior Proposal. Such notice shall specify all of the terms and conditions of such Superior Proposal and identify the Person making such Superior Proposal. NewAlliance shall have five Business Days to evaluate and respond to CBI’s notice. If NewAlliance delivers to CBI in writing prior to the expiration of the five Business Day period provided above (x) an amendment to Sections 3.1.2, 3.1.3 and 3.1.4 of this Agreement increasing the Merger Consideration to an amount, and (y) adjusting other material terms and conditions such that they are at least equal to that of such Superior Proposal (the “NewAlliance Amendment”), as determined by CBI’s Board of Directors in the good faith exercise of its fiduciary duties after consultation with its financial advisors and counsel, then CBI shall accept the NewAlliance Amendment and reject the Superior Proposal. CBI shall have five Business Days to evaluate the NewAlliance Amendment.

(c) In the event that the Board of Directors of CBI determines under Section 6.10(b) that the NewAlliance Amendment is not at least equal to the Superior Proposal, CBI can terminate this Agreement in order to execute an Acquisition Agreement with respect to, or to allow its Board to adopt a resolution recommending acceptance to CBI’s shareholders of, the Superior Proposal as provided in Section 11.1.9.

6.11 Board of Directors and Committee Meetings. Commencing with the first meeting after the filing of the Merger Registration Statement with the SEC, CBI and Cornerstone shall permit a representative of NewAlliance to attend any meeting of the Board of Directors of CBI and/or Cornerstone or any committees thereof (provided that neither CBI nor Cornerstone shall be required to permit the NewAlliance representative to remain present during any confidential discussion of this Agreement and the transactions contemplated hereby or any third party proposal to acquire control of CBI or Cornerstone). CBI shall provide to NewAlliance (a) notice of any and all such meetings, which notice shall be no less timely than the notice required to be provided to CBI’s or Cornerstone’s directors, and (b) copies of all written materials (i) accompanying any such notices, (ii) presented to the participants of any and all such meetings, and (iii) copies of drafts of meeting minutes and credit memoranda produced with respect to such meeting at such time as customarily provided to CBI’s or Cornerstone’s directors, excluding, however, any materials pertaining to NewAlliance, the transactions contemplated by this Agreement, or any third party proposal to acquire a controlling interest in CBI or Cornerstone.

6.12 Reserves and Merger-Related Costs. Not earlier than sixty (60) days before the anticipated Effective Time, CBI shall establish such additional accruals and reserves as may be necessary to conform the accounting reserve practices and methods (including credit loss practices and methods) of CBI and Cornerstone to those of NewAlliance (as such practices and methods are to be applied to CBI and Cornerstone from and after the Closing Date) and NewAlliance’s plans with respect to the conduct of the business of CBI and Cornerstone following the Merger and otherwise to reflect Merger-related expenses and costs incurred by CBI, provided, however, that CBI shall not be required to take such action unless NewAlliance agrees in writing that (i) all conditions to closing set forth in Sections 9.1 and 9.3 have been satisfied or waived (except for the expiration of any applicable waiting periods relating to any governmental approvals) and (ii) all opinions, certificates, letters and other documents to be received by NewAlliance, CBI or Cornerstone on the Closing Date have been delivered into escrow fully signed, and subject only to the expiration of any governmental waiting period. Prior to the delivery by NewAlliance of the writing referred to in the preceding sentence, CBI shall provide NewAlliance a written statement, certified without personal liability by the chief executive officer of CBI and dated the date of such writing, that the representation made in Section 4.22.1 hereof with respect to CBI’s allowance for possible loan losses is true as of such date in all material respects or, alternatively, setting forth in detail the circumstances that prevent such representation from being true as of such date; and no accrual or reserve made by CBI or any CBI Subsidiary pursuant to this subsection, or any litigation or regulatory proceeding arising out of any such accrual or reserve, shall constitute a breach of this Agreement within the meaning of Section 11.1.2 hereof. No action shall be required to be taken by CBI pursuant to this Section 6.12 if, in the opinion of CBI’s independent auditors, such action would contravene GAAP.

6.13 Transaction Expenses of CBI.

6.13.1 For planning purposes, CBI shall, within thirty (30) days from the date hereof, provide NewAlliance with CBI’s estimated budget of transaction-related expenses reasonably anticipated to be payable by CBI in connection with this transaction, including the fees and expenses of counsel, accountants, investment bankers and other professionals. CBI shall promptly notify NewAlliance if or when it determines that it expects to exceed its budget.

6.13.2 Promptly after the execution of this Agreement, CBI shall ask all of its attorneys and other professionals to render current and correct invoices for all unbilled time and disbursements. CBI shall accrue and/or pay all of such amounts that are actually due and owing as soon as possible.

6.13.3 CBI shall advise NewAlliance monthly of all out-of-pocket expenses that CBI has incurred in connection with the transactions contemplated by this Agreement (including the Bank Merger).

6.14 Certain Policies of CBI. Upon the request of NewAlliance and NAB, CBI and Cornerstone shall, consistent with GAAP and regulatory accounting principles, use their reasonable best efforts to record certain accounting adjustments to the policies of CBI and Cornerstone so as to reflect the policies of NewAlliance and NAB and to implement internal control procedures which are consistent with NewAlliance’s and NAB’s current internal control procedures to allow NewAlliance to fulfill its reporting requirement under Section 404 of the Sarbanes-Oxley Act of 2002; provided, however, that CBI and Cornerstone shall not be obligated to record any such accounting adjustments or implement any internal control procedures pursuant to this Section 6.14 unless and until CBI and Cornerstone shall be satisfied that the conditions to the obligation of the parties to consummate the Merger will be satisfied or waived on or before the Effective Time and in no event until the day prior to the Effective Date. CBI’s and Cornerstone’s representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes undertaken solely on account of this Section 6.14.

6.15 Amendment of CBI Employee Plans. CBI and Cornerstone agree to amend each CBI Employee Plan subject to Section 409A of the Code to comply with Section 409A of the Code prior to the Effective Time. CBI and Cornerstone shall provide NAB and its counsel with appropriate opportunity to review and comment on such amendments prior to the time they are adopted.

6.16 Cornerstone Bank Severance Plan. Cornerstone has adopted and NAB agrees to honor the Cornerstone Bank Severance Plan in the form attached as Schedule 6.16 of the CBI DISCLOSURE SCHEDULE.

6.17 Termination of CBI Dividend Reinvestment Plan. CBI shall take all action necessary to terminate the CBI Dividend Reinvestment Plan as of the date hereof; provided, however that such termination shall not prohibit CBI from issuing up to 1,500 additional shares of CBI Common Stock to satisfy its obligations under and in accordance with the terms of the CBI Dividend Reinvestment Plan for a thirty (30) day period after such termination.

ARTICLE VII

COVENANTS OF NEWALLIANCE AND NAB

7.1 Disclosure Supplements. From time to time prior to the Effective Time, NewAlliance will promptly supplement or amend the NEWALLIANCE DISCLOSURE SCHEDULE delivered in connection herewith with respect to any material matter hereafter arising which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such NEWALLIANCE DISCLOSURE SCHEDULE or which is necessary to correct any information in such NEWALLIANCE DISCLOSURE SCHEDULE which has been rendered materially inaccurate thereby. No supplement or amendment to such NEWALLIANCE DISCLOSURE SCHEDULE shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article IX.

7.2 Consents and Approvals of Third Parties. NewAlliance shall use all reasonable best efforts in good faith to obtain as soon as practicable all consents and approvals of any other Persons necessary or desirable for the consummation of the transactions contemplated by this Agreement and the Bank Merger Agreement.

7.3 Reasonable Best Efforts. Subject to the terms and conditions herein provided, NewAlliance shall use all reasonable best efforts in good faith to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement and the Bank Merger Agreement.

7.4 Failure to Fulfill Conditions. In the event that NewAlliance determines that a condition to its obligation to complete the Merger or the Bank Merger Agreement cannot be fulfilled and that it will not waive that condition, it will promptly so notify CBI.

7.5 Employees and Employee Benefits.

7.5.1 NAB anticipates employing branch office customer service employees of Cornerstone and such other employees of Cornerstone as NAB shall reasonably require for the conduct of NAB’s business following the Effective Time. NAB may, in its sole discretion, pay a retention bonus to certain key employees in an amount to be determined by NAB in its sole discretion, in the event such employee remains in the employ of Cornerstone through the Effective Time and is not offered permanent employment with NAB.

7.5.2 Except as set forth below, each employee of Cornerstone who remains employed by NAB following the Effective Time (each, a “Continuing Employee”) shall be entitled to participate in (i) such of the employee benefit plans, deferred compensation arrangements, bonus or incentive plans and/or other compensation and benefit plans of Cornerstone that NAB may continue for the benefit of Continuing Employees following the Effective Time and (ii) whatever employee benefit plans and other compensation and benefit plans that NAB may maintain for the benefit of its similarly situated employees, if such Continuing Employee is not otherwise then participating in a similar plan of Cornerstone then provided by NAB, in each case other than as set forth in the Retention Agreements referred to in Section 7.5.4 hereof. The parties hereto acknowledge that Continuing Employees shall not be entitled to receive any specific level of grants under any stock option plan or restricted stock plan which NewAlliance may implement subsequent to the date of this Agreement. Any grants that may be made to the Continuing Employees under any of such plans will be subject to the sole discretion of the Board of Directors of NewAlliance or the committee administering such plans. Continuing Employees shall be eligible to participate in all NewAlliance employee benefit plans in accordance with plan documents, including, but not limited to, NewAlliance’s 401(k) plan, employee stock ownership plan and defined benefit plan. Continuing Employees shall not receive credit for service with CBI and the CBI Subsidiaries under any existing NewAlliance employee plan or any NewAlliance benefit plan in which such employees would be eligible to enroll for any purposes under any NewAlliance benefit plan, except as set forth below. With respect to the NewAlliance defined benefit pension plan and employee stock ownership plan, each Continuing Employee shall be credited with service as a Cornerstone employee for purposes of determining eligibility to participate under such plans (but not for purposes of benefit accrual or vesting). With respect to any NewAlliance plan which is a health, life or disability insurance plan, each Continuing Employee shall be credited with service as a Cornerstone employee for purposes of determining eligibility under such plans and shall not be subject to any pre-existing condition limitation for conditions covered under such plans, and each such plan which provides health insurance benefits shall honor any deductible and out-of-pocket expenses incurred under any comparable Cornerstone plan for the plan year in which the Effective Time occurs. Nothing herein shall limit the ability of NewAlliance to amend or terminate any of the CBI Employee Plans in accordance with their terms at any time after the Effective Time. At the Effective Time, NewAlliance shall become the plan sponsor of each CBI Employee Plan. CBI agrees to take or cause to be taken such actions as NewAlliance may reasonably request to give effect to such assumption. NewAlliance shall have the right and power at any time following the Effective Time to amend or terminate or cease benefit accruals under any CBI Employee Plan or cause it to be merged with or its assets and liabilities to be transferred to a similar plan maintained by NewAlliance.

7.5.3 Section 7.5.3 of the CBI DISCLOSURE SCHEDULE contains all employment and change of control, severance, deferred compensation, retirement, salary continuation and similar agreements, arrangements, policies or programs with any employee or director of CBI or any CBI Subsidiary (“Benefit Agreements”). At and following the Effective Time, NewAlliance shall honor, and the Surviving Corporation shall continue to be obligated to perform, in accordance with their terms, all benefit obligations of CBI existing as of the Effective Time under the Benefit Agreements other than those employment agreements and change in control agreements covered by the Release, Consulting and Noncompetition Agreements or the Retention Agreements referenced in Section 7.5.4 hereof. NewAlliance acknowledges (i) that the consummation of the Merger will constitute a “change-in-control” of CBI for purposes of any of the Benefit Agreements of CBI (except where otherwise set forth in Section 7.5.3 of the CBI DISCLOSURE SCHEDULE). Any employee or director of CBI or any of its Subsidiaries who is a party to an agreement which has been set forth in Section 7.5.3 of the CBI DISCLOSURE SCHEDULE excluding the employment agreements and change in control agreements covered by the Release, Consulting and Noncompetition Agreements or the Retention Agreements referenced in Section 7.5.4 hereof (with the agreements not excluded referred to herein as the “Executive Agreements”) who becomes entitled to benefits thereunder shall be entitled to receive the cash benefits payable under such agreement at the time and in the amounts provided for by the agreement; provided, however, that the employee or director executes and delivers to NewAlliance an instrument in form and substance satisfactory to NewAlliance releasing NewAlliance and its affiliates from any further liability for monetary payments under such agreement. To the extent that an employee of CBI or any of its Subsidiaries is entitled to the continued receipt of health insurance, life insurance, disability insurance, or other similar fringe benefits pursuant to an Executive Agreement, and such employee becomes an officer, employee or consultant of NewAlliance or any of its Subsidiaries following the Effective Time and as a result becomes entitled to receive the same fringe benefits in his or her capacity as an officer, employee or consultant of NewAlliance or any of its Subsidiaries, then the fringe benefits provided to such person shall be deemed to be provided in connection with such person’s service as an officer, employee or consultant of NewAlliance or any of its Subsidiaries for so long as such person serves in such capacity and shall be in lieu of, and not in addition to (and for the sole purpose to avoid duplication of benefits), the same fringe benefits that would have otherwise been provided pursuant to the Executive Agreement.

7.5.4 Concurrently with the execution of this Agreement by the parties hereto, (i) each of Merrill J. Forgotson, Ernest J. Verrico, John A. Lynn, Leigh A. Hardisty and Anthony Luciano shall enter into a Retention Agreement with CBI, Cornerstone and NAB substantially in the form of Exhibit C hereto, and (ii) each of James P. Jakubek and Paul H. Reader shall enter into a Release, Consulting and Noncompetition Agreement with CBI, Cornerstone, NewAlliance and NAB substantially in the form of Exhibit D hereto.

The dollar amounts to be paid to each of the officers named in this Section 7.5.4 and the titles of the officers who will enter into a Retention Agreement are set forth on Section 7.5.4 of the NEWALLIANCE DISCLOSURE SCHEDULE. In consideration of the amounts to be paid to the officers named in this Section 7.5.4 pursuant to their respective Retention Agreement and Release, Consulting and Noncompetition Agreement, CBI and Cornerstone agree that they will make no severance or other change in control payments or benefits to such officers pursuant to the existing employment or change of control agreements with such officers.

7.6 Directors and Officers Indemnification and Insurance.

7.6.1 NewAlliance shall maintain in effect for six (6) years following the Effective Time the current directors’ and officers’ liability insurance policies maintained by CBI and the CBI Subsidiaries (provided, that NewAlliance may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring prior to the Effective Time; provided, however, that in no event shall NewAlliance be required to expend in the aggregate pursuant to this Section 7.6.1 more than 200% of the annual cost currently expended by CBI with respect to such insurance (the “Maximum Premium Amount”). In connection with the foregoing, CBI agrees to provide such insurer or substitute insurer with such representations as such insurer may request with respect to the reporting of any prior claims. Notwithstanding the above, CBI may, in consultation with NewAlliance, purchase “tail coverage” for a period of six (6) years following the Effective Time for its officers and directors provided the cost for such coverage in the aggregate does not exceed the Maximum Premium Amount. If such coverage is purchased, NewAlliance shall not be required to provide the insurance set forth in this Section 7.6.1.

7.6.2 NewAlliance shall, and/or shall cause the appropriate NewAlliance Subsidiary to, indemnify, defend and hold harmless each person who is now, or who has been at any time before the date hereof or who becomes before the Effective Time, an officer or director of CBI or Cornerstone (the “Indemnified Parties”) against all losses, claims, damages, costs, expenses (including reasonable attorney’s fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of NewAlliance, which consent shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, or administrative (each a “Claim”), in which an Indemnified Party is, or is threatened to be made, a party or witness in whole or in part or arising in whole or in part out of the fact that such person is or was a director, officer or employee of CBI or a CBI Subsidiary if such Claim pertains to any matter of fact arising, existing or occurring before the Effective Time (including, without limitation, the Merger and the other transactions contemplated hereby), regardless of whether such Claim is asserted or claimed before, or after, the Effective Time (the “Indemnified Liabilities”), to the fullest extent permitted under applicable state or federal law and under CBI’s Certificate of Incorporation and Bylaws. NewAlliance shall pay expenses, including reasonable attorney’s fees, in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent permitted by applicable state or federal law upon receipt of an undertaking to repay such advance payments if he or she shall be adjudicated or determined not to be entitled to indemnification in the manner set forth below. Any Indemnified Party wishing to claim indemnification under this Section 7.6.2 upon learning of any Claim, shall notify NewAlliance (but the failure so to notify NewAlliance shall not relieve it from any liability which it may have under this Section 7.6.2, except to the extent such failure prejudices NewAlliance) and shall deliver to NewAlliance the undertaking referred to in the previous sentence. In the event of any such Claim (whether arising before or after the Effective Time) (1) NewAlliance shall have the right to assume the defense thereof (in which event the Indemnified Parties will cooperate in the defense of any such matter) and upon such assumption NewAlliance shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if NewAlliance elects not to assume such defense, or counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are or may be (whether or not any have yet actually arisen) issues which raise conflicts of interest between NewAlliance and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them, and NewAlliance shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (2) NewAlliance shall be obligated pursuant to this paragraph to pay for only one (1) firm of counsel for all Indemnified Parties whose reasonable fees and expenses shall be paid promptly as statements are received unless there is a conflict of interest that necessitates more than one (1) law firm, (3) NewAlliance shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld), and (4) no Indemnified Party shall be entitled to indemnification hereunder with respect to a matter as to which (x) he shall have been adjudicated in any proceeding not to have acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of CBI or any CBI Subsidiary, or (y) in the event that a proceeding is compromised or settled so as to impose any liability or obligation upon an Indemnified Party, if there is a determination that with respect to said matter said Indemnified Party did not act in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of CBI or any CBI Subsidiary. The determination shall be made by a majority vote of a quorum consisting of the Directors of NewAlliance who are not involved in such proceeding.

7.7 Conduct of Business. Except with the written consent of CBI, during the period from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement, NewAlliance will operate its business, and it will cause each of the NewAlliance Subsidiaries to operate its business, only in the usual, regular and ordinary course of business; use its reasonable best efforts in good faith to preserve intact its business organization and assets, keep available the present services of the employees, maintain its rights and franchises, and preserve the goodwill of its customers and others with whom business relationships exist; and voluntarily take no action which would or be reasonably likely to (i) adversely affect the ability of NewAlliance or NAB to obtain any necessary approvals of Governmental Entities required for the transactions contemplated hereby or under the Bank Merger Agreement or increase the period of time necessary to obtain such approvals, or (ii) adversely affect its ability to perform its covenants and agreements under this Agreement or the Bank Merger Agreement.

7.8 Financial and Other Statements.

7.8.1 Promptly upon receipt thereof, NewAlliance will furnish to CBI copies of each annual, interim or special audit of the books of NewAlliance and the NewAlliance Subsidiaries made by its independent accountants and/or its internal auditors and copies of all internal control reports submitted to NewAlliance by such accountants and/or internal auditors in connection with each annual, interim or special audit of the financial statements of NewAlliance and the NewAlliance Subsidiaries made by such accountants and/or internal auditors.

7.8.2 As soon as reasonably available, but in no event later than the date such documents are filed with the SEC, NewAlliance will deliver to CBI any and all Securities Documents filed by it with the SEC under the Securities Laws. As soon as practicable, NewAlliance will furnish to CBI copies of all such financial statements and reports as it or any NewAlliance Subsidiary shall send to its shareholders, the FDIC, the FRB, the Department or any other regulatory authority, except as legally prohibited thereby.

7.8.3 NewAlliance will advise CBI promptly of the receipt of any examination report of any Bank Regulator with respect to the condition or activities of NewAlliance or any of the NewAlliance Subsidiaries.

7.8.4 NewAlliance will promptly furnish to CBI such additional financial data as CBI may reasonably request, including without limitation, detailed monthly loan reports.

7.9 Current Information. During the period from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement, NewAlliance will cause one or more of its representatives to confer with representatives of CBI and report on the general status of its ongoing operations at such times as CBI may reasonably request. NewAlliance will promptly notify CBI of any material change from the normal course of business of NewAlliance or NAB or in the operation of the properties of NewAlliance or NAB and, to the extent permitted by applicable law, of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving NewAlliance or NAB.

7.10 Negative Covenants. NewAlliance agrees that from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement, except as otherwise specifically permitted or required by this Agreement, or consented to by CBI in writing which consent shall not unreasonably be withheld, conditioned or delayed, NewAlliance will not, and will cause each of the NewAlliance Subsidiaries not to;

(a) make any change in its accounting methods or practices, except changes as may be required by GAAP, PCAOB accounting pronouncements or by law or regulatory requirements;

(b) take any action that would result in the representations and warranties of NewAlliance and any NewAlliance Subsidiary contained in this Agreement not being true and correct in all material respects on the date of this Agreement or at the Closing Date;

(c) take any action that is intended or is reasonably likely to result in (x) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at the Effective Time, (y) any of the conditions to the Merger set forth in Article IX not being satisfied or (z) a material violation of any provision of this Agreement or the Bank Merger Agreement, except, in each case, as may be required by applicable law or regulation; or

(d) agree to do any of the foregoing.

7.11 Access to Properties and Records. In order to facilitate the consummation of the Merger and the Bank Merger and the integration of the business and operations of the parties, subject to Section 12.1 hereof and subject to applicable laws relating to exchange of information, NewAlliance shall permit CBI and its officers, employees, counsel, accountants and other authorized representatives, access, upon reasonable notice, to its personnel and properties and those of the NewAlliance Subsidiaries, and shall disclose and make available to CBI during normal business hours throughout the period prior to the Effective Time all of the books, papers and records of NewAlliance or any NewAlliance Subsidiary relating to the assets, properties, operations, obligations and liabilities, including, but not limited to, all books of account (including the general ledger), tax records, minute books of directors’ (other than minutes that discuss any of the transactions contemplated by this Agreement or other strategic alternatives) and shareholders’ meetings, organizational documents, Bylaws, material contracts and agreements, filings with any regulatory authority, litigation files, plans affecting employees, and any other business activities or prospects in which CBI may have a reasonable interest; provided, however, that NewAlliance shall not be required to take any action that would provide access to or to disclose information where such access or disclosure would violate or prejudice the rights or business interests or confidences of any customer or other person or would result in the waiver by it of the privilege protecting communications between it and any of its counsel. In addition, NewAlliance and the NewAlliance subsidiaries shall not be required to disclose any analysis, minutes, or other materials pertaining to the financial or other evaluation or discussion of (i) this Agreement, or the transactions contemplated hereunder, or (ii) any third party proposal to acquire a controlling interest in NewAlliance. NewAlliance shall provide and shall request its auditors to provide CBI with such historical financial information regarding NewAlliance and any NewAlliance Subsidiary (and related audit reports and consents) as CBI may reasonably request for securities disclosure purposes. CBI shall use reasonable efforts to minimize any interference with NewAlliance’s and any NewAlliance Subsidiary’s regular business operations during any such access to NewAlliance’s or any NewAlliance Subsidiary’s personnel, property, books or records. NewAlliance and its Subsidiaries shall permit CBI, at CBI’s expense, to cause so-called “Phase I Environmental Site Assessments” and/or “Phase II Environmental Site Assessments” to be performed at any physical location owned or operated by NewAlliance or any NewAlliance Subsidiary and, to the extent NewAlliance or the applicable NewAlliance Subsidiary has the contractual right to do so, at any Loan Property or Participation Facility. CBI agrees to indemnify and hold harmless, NewAlliance, each NewAlliance Subsidiary, and any landlord or other persons with an interest in the real property, from and against any damages, claims, losses or expenses of any kind, including reasonable attorneys fees, pertaining to or arising from any entry onto, or any assessments or other studies undertaken by CBI with respect to, any such real property under this Section.

ARTICLE VIII

REGULATORY AND OTHER MATTERS

8.1 CBI Special Meeting.

CBI will, in accordance with applicable law and CBI’s Certificate of Incorporation and Bylaws, (i) as promptly as reasonably practicable take all steps necessary to duly call, give notice of, convene and hold a meeting of its shareholders (the “CBI Shareholders Meeting”) for the purpose of approving the transactions contemplated by this Agreement, and for such other purposes as may be, in CBI’s and NewAlliance’s reasonable judgment, necessary or desirable, (ii) subject to the fiduciary responsibility of the Board of Directors of CBI as advised by counsel, recommend to its shareholders the approval of the aforementioned matters to be submitted by it to its shareholders and oppose any third party proposal or other action that is inconsistent with this Agreement or the consummation of the transactions contemplated herein (including the Bank Merger), and (iii) cooperate and consult with NewAlliance with respect to each of the foregoing matters. Except with the prior approval of NewAlliance, no other matters shall be submitted for approval of the CBI shareholders at the CBI Shareholders Meeting.

8.2 Proxy Statement - Prospectus

8.2.1 For the purposes of (x) registering NewAlliance Common Stock to be offered to holders of CBI Common Stock in connection with the Merger with the SEC under the Securities Act and applicable state securities laws and (y) holding the CBI Stockholders Meeting, NewAlliance, at its expense, shall draft and prepare, and CBI shall cooperate in the preparation of, an S-4 registration statement for the registration of the shares to be issued by NewAlliance in the Merger (the “Merger Registration Statement”), including a proxy statement and prospectus satisfying all applicable requirements of applicable state securities and banking laws, and of the Securities Act and the Exchange Act, and the rules and regulations thereunder (such proxy statement/prospectus in the form mailed by CBI to the CBI stockholders, together with any and all amendments or supplements thereto, being herein referred to as the “Proxy Statement-Prospectus”). NewAlliance shall provide CBI and its counsel with appropriate opportunity to review and comment on the Merger Registration Statement and Proxy Statement-Prospectus prior to the time they are initially filed with the SEC or any amendments are filed with the SEC. NewAlliance shall file the Merger Registration Statement with the SEC. Each of NewAlliance and CBI shall use its best efforts to have the Merger Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and CBI shall thereafter promptly mail the Proxy Statement-Prospectus to its stockholders. NewAlliance shall also use its best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and CBI shall furnish to NewAlliance all information concerning CBI and the holders of CBI Common Stock as may be reasonably requested in connection with such action.

8.2.2 CBI shall provide NewAlliance with any information concerning CBI and its Subsidiaries that NewAlliance may reasonably request in connection with the drafting and preparation of the Merger Registration Statement and Proxy Statement-Prospectus, and each party shall notify the other promptly of the receipt of any comments of the SEC with respect to the Merger Registration Statement or Proxy Statement-Prospectus and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to CBI promptly copies of all correspondence between it or any of its representatives and the SEC. NewAlliance shall provide CBI and its counsel with appropriate opportunity to review and comment on all amendments and supplements to the Merger Registration Statement and Proxy Statement-Prospectus and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. Each of NewAlliance and CBI agrees to use all reasonable efforts, after consultation with the other party hereto, to respond promptly to all such comments of and requests by the SEC and to cause the Proxy Statement-Prospectus and all required amendments and supplements thereto to be mailed to the holders of CBI Common Stock entitled to vote at the CBI Stockholders Meeting referred to in Section 8.1 hereof at the earliest practicable time.

8.2.3 CBI and NewAlliance shall promptly notify the other party if at any time it becomes aware that the Proxy Statement-Prospectus or the Merger Registration Statement contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. In such event, CBI shall cooperate with NewAlliance in the preparation of a supplement or amendment to such Proxy Statement-Prospectus which corrects such misstatement or omission, and NewAlliance shall file an amended Merger Registration Statement with the SEC, and CBI shall mail an amended Proxy Statement-Prospectus to CBI’s stockholders. CBI, on the one hand, and NewAlliance on the other shall each provide to the other a “comfort” letter from its independent certified public accountant, dated as of the date of the Proxy Statement-Prospectus and updated as of the Effective Date of the Merger, with respect to certain financial information regarding CBI and NewAlliance in the Proxy Statement-Prospectus, respectively, each in form and substance which is customary in transactions such as the Merger, unless waived by the Parties.

8.3 Regulatory Approvals. Each of CBI, Cornerstone and NewAlliance will cooperate with the other and use all reasonable efforts to promptly prepare all necessary documentation, to effect all necessary filings and to obtain all necessary permits, consents, approvals and authorizations of all third parties and governmental bodies necessary to consummate the transactions contemplated by this Agreement, including without limitation the Merger and the Bank Merger. CBI and NewAlliance will furnish each other and each other’s counsel with all information concerning themselves, their subsidiaries, directors, officers and shareholders and such other matters as may be necessary or advisable in connection with the Proxy Statement-Prospectus and any application, petition or any other statement or application made by or on behalf of NewAlliance, NAB, CBI or Cornerstone to any governmental body in connection with the Merger, the Bank Merger, and the other transactions contemplated by this Agreement. Each party hereto shall have the right to review and approve in advance all characterizations of the information relating to such party and any of its Subsidiaries that appear in any filing made in connection with the transactions contemplated by this Agreement with any governmental body. In addition, NewAlliance, NAB, CBI and Cornerstone shall each furnish to the other for review a copy of each such filing made in connection with the transactions contemplated by this Agreement with any governmental body prior to its filing.

8.4 Affiliates. CBI shall use all reasonable efforts to cause each director, executive officer and other person who is an “affiliate” (for purposes of Rule 145 under the Securities Act) of CBI to deliver to NewAlliance, as soon as practicable after the date of this Agreement and in no event later than thirty (30) days after the date this Agreement, a written agreement, in the form of Exhibit E hereto, providing that such person will not sell, pledge, transfer or otherwise dispose of any shares of NewAlliance Common Stock to be received by such “affiliate,” as a result of the Merger except in compliance with the applicable provisions of the Securities Act and the rules and regulations thereunder.

8.5 Compliance with Anti-Trust Laws. Each of NewAlliance and CBI shall use reasonable best efforts in good faith to resolve objections, if any, which may be asserted with respect to the Merger under anti-trust laws. In the event a suit is threatened or instituted challenging the Merger as violative of anti-trust laws, each of NewAlliance and CBI shall use reasonable best efforts in good faith to avoid the filing of, or resist or resolve such suit. NewAlliance and CBI shall use reasonable best efforts in good faith to take such action as may be required: (a) by the FRB, the Connecticut Banking Commissioner, and the Antitrust Division of the DOJ or the United States Federal Trade Commission in order to resolve such objections as any of them may have to the Merger under antitrust laws, or (b) by any federal or state court of the United States, in any suit brought by a private party or Governmental Entity challenging the Merger as violative of antitrust laws, in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order which has the effect of preventing the consummation of the Merger. Reasonable best efforts in good faith shall not include, among other things and only to the extent NewAlliance so desires, the willingness of NewAlliance to accept an order agreeing to the divestiture, or the holding separate, of any assets of NewAlliance or CBI.

8.6 Execution of Bank Merger Agreement. Contemporaneously with the execution of this Agreement, Cornerstone and NAB each shall execute and deliver the Bank Merger Agreement, substantially in the form attached hereto as Exhibit A.

ARTICLE IX

CLOSING CONDITIONS

9.1 Conditions to Each Party’s Obligations under this Agreement. The respective obligations of each party under this Agreement to proceed to Closing shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

9.1.1 Shareholder Approval. This Agreement shall have been approved by the requisite vote of the shareholders of CBI.

9.1.2 Injunctions. None of the parties hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the transactions contemplated by this Agreement.

9.1.3 Regulatory Approvals. All necessary approvals, authorizations and consents of all Governmental Entities required to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger, shall have been obtained and shall remain in full force and effect and all waiting periods relating to such approvals, authorizations or consents shall have expired; and no such approval, authorization or consent shall include any condition or requirement, excluding standard conditions that are normally imposed by the regulatory authorities in bank merger transactions that would, in the good faith reasonable judgment of the Board of Directors of NewAlliance, materially and adversely affect the business, operations, financial condition, property or assets of the combined enterprise of CBI, Cornerstone and NewAlliance or otherwise materially impair the value of CBI or Cornerstone to NewAlliance.

9.1.4 Effectiveness of Merger Registration Statement. The Merger Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Merger Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or threatened by the SEC and, if the offer and sale of NewAlliance Common Stock in the Merger is subject to the blue sky laws of any state, shall not be subject to a stop order of any state securities commissioner.

9.1.5 Tax Opinion. On the basis of facts, representations and assumptions which shall be consistent with the state of facts existing immediately prior to the Closing Date, NewAlliance, CBI and Cornerstone shall have received an opinion of NewAlliance’s counsel, or such other qualified professional firm on which the parties shall agree, reasonably acceptable in form and substance to NewAlliance, CBI and Cornerstone dated as of the Closing Date, substantially to the effect that, for Federal income tax purposes:

(A) The Merger, when consummated in accordance with the terms hereof, either will constitute a reorganization within the meaning of Section 368(a) of the Code or will be treated as part of a reorganization within the meaning of Section 368(a) of the Code;

(B) Neither the Merger nor the Bank Merger will adversely affect the Merger qualifying as a Reorganization within the meaning of Section 368(a) of the Code;

(C) No gain or loss will be recognized by NewAlliance, NAB, CBI or Cornerstone by reason of the Merger;

(D) The exchange of CBI Common Stock to the extent exchanged for NewAlliance Common Stock will not give rise to recognition of gain or loss for Federal income tax purposes to the shareholders of CBI;

(E) The basis of the NewAlliance Common Stock to be received (including any fractional shares deemed received for tax purposes) by a CBI shareholder will be the same as the basis of the CBI Common Stock surrendered pursuant to the Merger in exchange therefore; and

(F) The holding period of the shares of NewAlliance Common Stock to be received by a shareholder of CBI will include the period during which the shareholder held the shares of CBI Common Stock surrendered in exchange therefore, provided the CBI Common Stock surrendered is held as a capital asset at the Effective Time.

Each of NewAlliance, CBI, NAB and Cornerstone shall provide a letter setting forth the facts, assumptions and representations on which such counsel may rely in rendering its opinion.

9.2 Conditions to the Obligations of NewAlliance under this Agreement. The obligations of NewAlliance under this Agreement shall be further subject to the satisfaction of the conditions set forth in Sections 9.2.1 through 9.2.5 at or prior to the Closing:

9.2.1 Representations and Warranties. Except as otherwise contemplated by this Agreement or consented to in writing by NewAlliance, the representations and warranties of CBI and Cornerstone set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time; and CBI shall have delivered to NewAlliance a certificate of CBI to such effect signed by the Chief Executive Officer and the Chief Financial Officer of CBI as of the Effective Time.

9.2.2 Agreements and Covenants. As of the Closing Date, CBI and each CBI Subsidiary shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by each of them at or prior to the Effective Date under this Agreement, and NewAlliance shall have received a certificate signed on behalf of CBI by the Chief Executive Officer and Chief Financial Officer of CBI to such effect dated as of the Effective Time.

9.2.3 Permits, Authorizations, Etc. CBI and the CBI Subsidiaries shall have obtained any and all permits, authorizations, consents, waivers, clearances or approvals required for the lawful consummation of the Merger by CBI and the Bank Merger by Cornerstone, the failure to obtain which would have a Material Adverse Effect on CBI and its Subsidiaries, taken as a whole.

9.2.4 No Material Adverse Effect. Since December 31, 2004, no event has occurred or circumstance arisen that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on CBI or Cornerstone, or both.

9.3 Conditions to the Obligations of CBI under this Agreement. The obligations of CBI under this Agreement shall be further subject to the satisfaction of the conditions set forth in Sections 9.3.1 through 9.3.5 at or prior to the Closing:

9.3.1 Representations and Warranties. Except as otherwise contemplated by this Agreement or consented to in writing by CBI, the representations and warranties of NewAlliance and NAB set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (or on the date when made in the case of any representation and warranty which specifically relates to an earlier date); and NewAlliance shall have delivered to CBI a certificate of NewAlliance to such effect signed by the Chief Executive Officer and the Chief Financial Officer of NewAlliance as of the Effective Time.

9.3.2 Agreements and Covenants. As of the Closing Date, NewAlliance and each NewAlliance Subsidiary shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by each of them at or prior to the Effective Date under this Agreement, and CBI shall have received a certificate signed on behalf of NewAlliance by the Chief Executive Officer and Chief Financial Officer of NewAlliance to such effect dated as of the Effective Time.

9.3.3 Permits, Authorizations, Etc. NewAlliance and the NewAlliance Subsidiaries shall have obtained any and all permits, authorizations, consents, waivers, clearances or approvals required for the lawful consummation of the Merger by NewAlliance and the Bank Merger by NAB, the failure to obtain which would have a Material Adverse Effect on NewAlliance and its Subsidiaries, taken as a whole.

9.3.4 Payment of Merger Consideration. NewAlliance shall have delivered the Exchange Fund to the Exchange Agent on or before the Closing Date and the Exchange Agent shall provide CBI with a certificate evidencing such delivery.

9.3.5 No Material Adverse Effect. Since December 31, 2004, no event has occurred or circumstance arisen that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on NewAlliance or NAB, or both.

9.4 Conditions to the Obligation of CBI to Pay Severance Payments Under Section 6.1.1 Above. If NewAlliance determines that CBI should make the severance payments described in Section 6.1.1 above, it shall notify CBI in writing no later than December 23, 2005. In such case, both CBI and NewAlliance shall proceed to a preliminary or actual closing to be scheduled for December 30, 2005, providing all such certificates and documentation (the “Interim Closing Materials”) as would be necessary for a final closing on that date. If such Interim Closing Materials are reasonably satisfactory to NewAlliance, it shall notify CBI on December 30, 2005, at which time the severance payments will be made. If the severance payments have been made in accordance with the provisions of the prior sentence and the actual Closing Date occurs on a date subsequent to December 30, 2005, CBI shall update its closing certificates and documentation for the period between December 30, 2005 and the Closing Date, and NewAlliance shall not refuse to close based on any dissatisfaction with the information provided in the Interim Closing Materials. In addition, if the severance payments have been made as contemplated above, NewAlliance shall not refuse to close based on the unavailability of regulatory approvals as provided in Section 9.1.3 above unless such unavailability is attributable primarily to an action, inaction, fact or circumstance of CBI, Cornerstone or a CBI Subsidiary, or based on the unavailability of a tax opinion as provided in Section 9.1.5 above, unless such unavailability is attributable primarily to an action, inaction, fact or circumstance of CBI, Cornerstone or a CBI Subsidiary.

ARTICLE X

THE CLOSING

10.1 Time and Place. Subject to the provisions of Articles IX and XI hereof, the Closing of the transactions contemplated hereby shall take place at the offices of Tyler Cooper & Alcorn, LLP, 205 Church Street, New Haven, Connecticut at 10:00 a.m. on December 30, 2005 with an Effective Time as of January 2, 2006, or at or with such other place, date(s) or time(s) upon which NewAlliance, with CBI after the last condition precedent pursuant to this Agreement has been fulfilled or waived (including the expiration of any applicable waiting period).

10.2 Deliveries at the Closing. At the Closing there shall be delivered (i) to NewAlliance and CBI the certificates and other documents and instruments required to be delivered at the Closing under Article IX hereof and (ii) to the Exchange Agent on behalf of CBI the Merger Consideration required to be delivered at the Closing under Section 9.3.4 hereof.

ARTICLE XI

TERMINATION, AMENDMENT AND WAIVER

11.1 Termination. This Agreement may be terminated at any time prior to the Closing Date, whether before or after approval of the Merger by the shareholders of CBI:

11.1.1 By the mutual written agreement of NewAlliance and CBI;

11.1.2 By either NewAlliance or CBI, provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein, if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach (i) by its nature cannot be cured, or (ii) shall not have been cured within thirty (30) days after written notice by the non-breaching party to the breaching party, provided that, in the event the breach cannot reasonably be cured within the specified thirty (30) day period, the time to cure shall be extended to such time as reasonably may be necessary to effect the cure, not to exceed an additional thirty (30) days (sixty (60) days in the aggregate), conditioned upon the breaching party commencing to cure the breach within fifteen (15) days after notice of the breach, providing written notice to the non-breaching party within such fifteen (15) day period of the breaching party’s inability to complete the cure within the specified thirty (30) day period and thereafter diligently and continuously prosecuting the cure to completion. For purposes of this Section 11.1.2, a material breach shall be deemed to be a breach which has, either individually or in the aggregate, a Material Adverse Effect on (x) the party making such representations or warranties or (y) the consummation of the Merger, the Bank Merger, and the other transactions contemplated hereby, provided, that if the applicable representation or warranty by its terms already is limited to a Material Adverse Effect, this provision shall not be deemed to further limit or qualify the representation or warranty;

11.1.3 By either NewAlliance or CBI, provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein, if there shall have been a material failure to perform or comply with any of the covenants or agreements set forth in this Agreement on the part of the other party, including also any failure to satisfy a condition to Closing, which failure (i) by its nature cannot be cured, or (ii) shall not have been cured within thirty (30) days after written notice by the non-breaching party to the breaching party, provided that, in the event the breach cannot reasonably be cured within the specified thirty (30) day period, the time to cure shall be extended to such time as reasonably may be necessary to effect the cure, not to exceed an additional thirty (30) days (sixty (60) days in the aggregate), conditioned upon the breaching party commencing to cure the breach within fifteen (15) days after notice of the breach, providing written notice to the non-breaching party within such fifteen (15) day period of the breaching party’s inability to complete the cure within the specified thirty (30) day period and thereafter diligently and continuously prosecuting the cure to completion. For purposes of this Section 11.1.3, a material failure to perform or comply shall be deemed to be a failure which has, either individually or in the aggregate, a Material Adverse Effect on (x) the party so failing or (y) the consummation of the Merger, the Bank Merger, and the other transactions contemplated hereby, provided, that if the applicable performance obligation by its terms already is limited to a Material Adverse Effect, this provision shall not be deemed to further limit or qualify the performance obligation;

11.1.4 By (a) CBI, if the Merger Registration Statement shall not have been declared effective, within the meaning of the Securities Laws, by the Securities and Exchange Commission by November 30, 2005, or (b) either NewAlliance or CBI, if the Closing shall not have occurred by the Termination Date, or such later date as shall have been agreed to in writing by NewAlliance and CBI; provided, that no party may terminate this Agreement pursuant to this Section 11.1.4 if the failure to achieve effectiveness of the Merger Registration Statement or of the Closing to have occurred on or before said date was due to such party’s breach of any of its obligations under this Agreement;

11.1.5 By either NewAlliance or CBI if the shareholders of CBI shall have voted at the CBI shareholders meeting on this Agreement and such vote shall not have been sufficient to approve the Agreement;

11.1.6 By either NewAlliance or CBI if (i) final action has been taken by a Governmental Entity whose approval is required in connection with this Agreement or the Bank Merger Agreement and the transactions contemplated hereby or thereby, which final action (x) has become non-appealable and (y) does not approve this Agreement or the Bank Merger Agreement or the transactions contemplated hereby or thereby, (ii) any regulatory authority whose approval or non-objection is required in connection with this Agreement or the Bank Merger Agreement and the transactions contemplated hereby or thereby, has stated in writing that it will not issue the required approval or non-objection, or (iii) any court of competent jurisdiction or other governmental authority shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger or the Bank Merger and such order, decree, ruling or other action shall have become final and non-appealable, any of the foregoing being termed an “Adverse Action”, provided that each party shall use their respective reasonable best efforts to obtain all necessary approvals from any applicable Governmental Entity and to timely and fully address any objections raised or questions posed by such Governmental Entity;

11.1.7 By NewAlliance if at any time prior to the CBI Shareholder meeting, (a) CBI shall have breached Section 6.10 of this Agreement, (b) the CBI Board of Directors shall have failed for any reason to make its recommendation referred to in Section 8.1, withdrawn such recommendation or modified or changed such recommendation in a manner adverse in any respect to the interests of NewAlliance or (c) CBI shall have materially breached its obligations under Section 8.1 by failing to call, give notice of, convene and hold the CBI Shareholders Meeting in accordance with Section 8.1.

11.1.8 By NewAlliance if a tender offer or exchange offer for 25% or more of the outstanding shares of CBI Common Stock is commenced (other than by NewAlliance), and the CBI Board of Directors recommends that the shareholders of CBI tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer within the ten-Business Day period specified in Rule 14e-2(a) under the Exchange Act.

11.1.9 At any time prior to the CBI Shareholders Meeting, by CBI in order to concurrently enter into an acquisition agreement or similar agreement (each, an “Acquisition Agreement”) with respect to a Superior Proposal which has been received and considered by CBI and the CBI Board of Directors in compliance with Section 6.10 hereof, provided, however, that this Agreement may be terminated by CBI pursuant to this Section 11.1.9 only after the fifth (5th) Business Day following NewAlliance’s receipt of written notice from CBI advising NewAlliance that CBI is prepared to enter into an Acquisition Agreement with respect to a Superior Proposal, and only if, during such five (5)-Business Day period, NewAlliance does not, in its sole discretion, make an offer to CBI that CBI’s Board of Directors determines in good faith, after consultation with its financial and legal advisors, is at least as favorable as the Superior Proposal.

11.1.10 By CBI, if the Board of Directors of CBI so determines by the vote of a majority of all of its members, by giving written notice to NewAlliance not later than the end of the second Business Day next following the Determination Date, in the event that, as of the Determination Date, both of the following conditions are satisfied:

(i) the Average Closing Price shall be less than 85% of the NewAlliance Starting Price; and

(ii) (A) the number obtained by dividing the Average Closing Price by the NewAlliance Starting Price (the “NewAlliance Ratio”) is less than (B) the number obtained by dividing the Final Index Price by the Initial Index Price and subtracting 0.15 from such quotient (the “Index Ratio”).

If CBI elects to exercise its termination right pursuant to this Section 11.1.10, it shall give written notice to NewAlliance. During the five Business Day period commencing with its receipt of such notice, NewAlliance may, at its option (the “Fill Option”), adjust the Stock Election Price to equal the lesser of (i) a number equal to a quotient (rounded to the nearest one-ten-thousandth), the numerator of which is the product of 0.85, the NewAlliance Starting Price and the Stock Election Price (as then in effect) and the denominator of which is the Average Closing Price, and (ii) a number equal to a quotient (rounded to the nearest one-ten-thousandth), the numerator of which is the Index Ratio multiplied by the Stock Election Price and the denominator of which is the NewAlliance Ratio. If NewAlliance makes an election contemplated by the preceding sentence within such five (5) Business Day period, it shall give written notice to CBI of such election and the revised Stock Election Price, whereupon no termination shall have occurred pursuant to this Section 11.1.10 and this Agreement shall remain in effect in accordance with its terms (except as the Stock Election Price shall have been so modified), and any references in this Agreement to the “Stock Election Price” shall thereafter be deemed to refer to the Stock Election Price as adjusted pursuant to this Section 11.1.10. If the outstanding shares of common stock of NewAlliance or any company belonging to the Index Group shall be changed into a different number of shares by reason of any stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company will be appropriately adjusted.

11.2 Effect of Termination.

11.2.1 In the event of termination of this Agreement pursuant to any provision of Section 11.1, this Agreement shall forthwith become void and have no further force, except that the provisions of Sections 11.1, 11.3, 12.1, 12.2, 12.6, 12.9, 12.10, this Section 11.2, and any other Section which, by its terms, relates to post-termination rights or obligations, shall survive such termination of this Agreement and remain in full force and effect.

11.2.2 In recognition of the efforts, expenses and other opportunities foregone by NewAlliance while structuring and pursuing the Merger, the parties hereto agree that CBI shall pay to NewAlliance a termination fee of $2,000,000 (the “CBI Termination Fee”) in the manner and subject to the conditions set forth below if:

(i) this Agreement is terminated by NewAlliance pursuant to Sections 11.1.2, 11.1.3, 11.1.7 or 11.1.8; or

(ii) this Agreement is terminated by CBI pursuant to Section 11.1.9.

In the event the CBI Termination Fee shall become payable, CBI shall pay to NewAlliance the CBI Termination Fee on or before the third Business Day following the date of termination of this Agreement. Any amount that becomes payable pursuant to this Section 11.2.2 shall be paid by wire transfer of immediately available funds to an account designated by NewAlliance.

11.2.3 (a) In recognition of the efforts, expenses and other opportunities foregone by CBI while structuring and pursuing the Merger, the parties hereto agree that NewAlliance shall pay to CBI, in the manner and subject to the conditions set forth below in Section 11.2.3(b)(i), a termination fee (the “NewAlliance Termination Fee”) of:

(i) $2.0 million if CBI has terminated this Agreement pursuant to the provisions of Sections 11.1.2 or 11.1.3 hereof before December 30, 2005, and

(ii) $4.0 million if CBI has terminated this Agreement pursuant to the provisions of Sections 11.1.2 or 11.1.3 on or after December 30, 2005; provided, however, that $2.0 million of the NewAlliance Termination Fee required to be paid pursuant to this Section 11.2.3(a)(ii) shall be repaid to NewAlliance in the event CBI enters into an acquisition agreement with respect to, or recommends acceptance of, an Acquisition Proposal within two (2) years of the date CBI has terminated this Agreement pursuant to this subsection. The repayment of the $2.0 million by CBI to NewAlliance shall be in the manner and subject to the conditions set forth in 11.2.3(b)(ii).

(b)(i) In the event the NewAlliance Termination Fee shall become payable to CBI pursuant to 11.2.3(a)(i) or (ii) hereof, NewAlliance shall pay to CBI the NewAlliance Termination Fee on or before the third Business Day following the date of termination of this Agreement. Any amount that becomes payable pursuant to this Section 11.2.3(b)(i) shall be paid by wire transfer of immediately available funds to an account designated by CBI.

(ii) In the event CBI becomes obligated to repay $2.0 million of the NewAlliance Termination Fee to NewAlliance pursuant to Section 11.2.3(a)(ii) hereof, CBI shall make such repayment to NewAlliance on or before the third Business Day following the date the CBI enters into the acquisition agreement with respect to, or recommends acceptance of, the Acquisition Proposal. The repayment shall be made by wire transfer of immediately available funds to an account designated by NewAlliance.

11.2.4 CBI and NewAlliance agree that the agreements contained in Sections 11.2.2 and 11.2.3 are an integral part of the transactions contemplated by this Agreement, that without such agreement neither party would have entered into this Agreement and that such amounts do not constitute a penalty or liquidated damages in the event of a breach of this Agreement by either party. If either party fails to pay the amounts due under Section 11.2.2 or 11.2.3, as applicable, above within the time periods specified therein, the delinquent payor shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by the other in connection with any action in which the party entitled to payment prevails, including the filing of any lawsuit taken to collect payment of such amounts, together with interest on the amount of any such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

11.3 Amendment, Extension and Waiver. Subject to applicable law, at any time prior to the Effective Time (whether before or after approval thereof by the shareholders of CBI), the parties hereto by action of their respective Boards of Directors, may (a) amend this Agreement, (b) extend the time for the performance of any of the obligations or other acts of any other party hereto, (c) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (d) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of this Agreement and the transactions contemplated hereby by the shareholders of CBI, there may not be, without further approval of such shareholders, any amendment of this Agreement which reduces the amount, value or changes the form of consideration to be delivered to CBI’s shareholders or Option holders pursuant to this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party, but such waiver or failure to insist on strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE XII

MISCELLANEOUS

12.1 Confidentiality. Except as specifically set forth herein, NewAlliance and CBI mutually agree to be bound by the terms of the confidentiality agreement dated August 4, 2004 (the “Confidentiality Agreement”) previously executed by the parties hereto, which Confidentiality Agreement is hereby incorporated herein by reference. The parties hereto agree that such Confidentiality Agreement shall continue in accordance with its respective terms, notwithstanding the termination of this Agreement.

12.2 Public Announcements. CBI and NewAlliance shall cooperate with each other in the development and distribution of all news releases and other public information disclosures with respect to this Agreement, except as may be otherwise required by law, and neither CBI nor NewAlliance shall issue any joint news releases with respect to this Agreement unless such news releases have been mutually agreed upon in writing by the parties hereto, except as required by law.

12.3 Survival. All representations, warranties and covenants in this Agreement or in any instrument delivered pursuant hereto or thereto shall expire on and be terminated and extinguished at the Effective Date, other than those covenants set forth in Sections 2.5, 2.6, 7.6, and 7.7, which shall survive or be performed after the Effective Date.

12.4 Notices. All notices or other communications hereunder shall be in writing and shall be deemed given if delivered by receipted hand delivery or mailed by prepaid registered or certified mail (return receipt requested) or by cable, telegram, telex or fax addressed as follows:

If to CBI or Cornerstone, to:

Cornerstone Bank
550 Summer Street
Stamford, CT 06901
Attention: Merrill J. Forgotson
Fax: (203) 348-3576

With required copies to:

Cranmore, FitzGerald & Meaney
49 Wethersfield Ave.
Hartford, CT 06114-1102
Attention: J.J. Cranmore
Fax: (860) 522-3379

If to NewAlliance or NAB, to:

NewAlliance Bank
195 Church Street
New Haven, CT 06510
Attention: Merrill B. Blanksteen, Executive Vice President and CFO
Fax: 203-789-2650

With required copies to:

Tyler Cooper & Alcorn, LLP
185 Asylum Street - 35th Floor
Hartford, Connecticut 06103-3488
Attention: William W. Bouton III, Esq.
Fax: (860) 278-3802

or such other address as shall be furnished in writing by any party, and any such notice or communication shall be deemed to have been given as of the date so mailed.

12.5 Parties in Interest. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other party, and that (except as otherwise expressly provided in this Agreement) nothing in this Agreement is intended to confer upon any other person any rights or remedies under or by reason of this Agreement.

12.6 Complete Agreement. This Agreement, including the Exhibits and Disclosure Schedules hereto and the documents and other writings referred to herein or therein or delivered pursuant hereto or thereto, together with the Confidentiality Agreements referred to in Section 12.1, contains the entire agreement and understanding of the parties with respect to its subject matter. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties other than those expressly set forth herein or therein. This Agreement supersedes all prior agreements and understandings (other than the Confidentiality Agreements referred to in Section 12.1 hereof) between the parties, both written and oral, with respect to its subject matter.

12.7 Counterparts. This Agreement may be executed in one or more counterparts all of which shall be considered one and the same agreement and each of which shall be deemed an original.

12.8 Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

12.9 Governing Law. This Agreement shall be governed by the laws of the State of Connecticut, without giving effect to conflicts of laws principles that would require the application of any other law.

12.10 Interpretation. When a reference is made in this Agreement to Sections or Exhibits, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. The recitals hereto constitute an integral part of this Agreement. References to Sections include subsections, which are part of the related Section (e.g., a section numbered “Section 5.5.1” would be part of “Section 5.5” and references to “Section 5.5” would also refer to material contained in the subsection described as “Section 5.5.1”). The table of contents, index and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The phrases “the date of this Agreement”, “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date set forth in the Recitals to this Agreement.

12.11 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that the provisions contained in this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions thereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

[SIGNATURES APPEAR ON THE FOLLOWING PAGE]

IN WITNESS WHEREOF, NewAlliance, CBI, NAB and Cornerstone have caused this Agreement to be executed under seal by their duly authorized officers as of the date first set forth above.

NEWALLIANCE BANCSHARES, INC.

By:	/s/ Merrill B. Blanksteen
Name:	Merrill B. Blanksteen
Title:	Executive Vice President and Chief Financial Officer

NEWALLIANCE BANK

By:	/s/ Merrill B. Blanksteen
Name:	Merrill B. Blanksteen
Title:	Executive Vice President and Chief Financial Officer

CORNERSTONE BANCORP, INC.

By:	/s/ Merrill J. Forgotson
Name:	Merrill J. Forgotson
Title:	President and Chief Executive Officer

CORNERSTONE BANK

By:	/s/ James P. Jakubek
Name:	James P. Jakubek
Title:	President and Chief Executive Officer

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